Filed Pursuant to Rule 424(b)(3)

Registration No. 333-281160

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated August 9, 2024)

STARDUST POWER INC.

Up to 55,190,875 Shares of Common Stock
Up to 10,566,596 Shares of Common Stock Underlying Warrants

Up to 5,566,667 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus dated August 9, 2024 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-281160). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K/A filed with the SEC on August 14, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and resale from time to time by the selling securityholders named in this Registration Statement or their permitted transferees (the “Selling Securityholders”) of the following:

(i) up to 55,190,875 shares of common stock, par value $0.0001 per share (the “Common Stock”), consisting of:

(a)	up to 127,777 shares of Common Stock issued to former GPAC II Public Shareholders (as defined in the Prospectus) at Closing (as defined in the Prospectus) pursuant to certain Non-Redemption Agreements (as defined in the Prospectus);

(b)	up to 4,000,000 shares of Common Stock (including 1,000,000 shares that are subject to forfeiture) issued to the Sponsor at Closing in exchange for an equivalent number of Class B ordinary shares, par value $0.0001 per share, of GPAC II that were originally purchased for approximately $0.003 per share;

(c)	up to 1,077,541 shares of Common Stock issued to PIPE Investors (as defined in the Prospectus) at Closing pursuant to certain PIPE Subscription Agreements (as defined in the Prospectus) at a purchase price of $9.35 per share;

(d)	up to 2,024,985 shares of Common Stock held by holders of vested RSU awards;

(e)	up to 42,393,905 shares of Common Stock issued to certain third parties and affiliates of Stardust Power at Closing (which in each case were issued as consideration in the Business Combination (as defined in the Prospectus) based on a value of $10.00 per share); and

(f)	up to 5,566,667 shares of Common Stock issuable upon exercise of the Private Warrants (as defined in the Prospectus); and

(ii) up to 5,566,667 Private Warrants, which were originally purchased at a price of $1.50 per Private Warrant.

We will not receive any proceeds from the sale of shares of Common Stock or Warrants (as defined in the Prospectus) by the Selling Securityholders pursuant to the Prospectus or in any supplement to the Prospectus, except upon the exercise of Warrants.

The shares of Common Stock, not including Common Stock issuable upon exercise of the Warrants, being offered for resale pursuant to the Prospectus or in any supplement to the Prospectus by the Selling Securityholders represent approximately 99.72% of shares of Common Stock (and assuming the exercise of all Warrants, 91.48% of Common Stock) outstanding as of July 31, 2024. Given the substantial number of shares of Common Stock being registered for potential resale by Selling Securityholders pursuant to the Prospectus and this prospectus supplement, the sale of shares of Common Stock or Warrants by the Selling Securityholders, or the perception in the market that the Selling Securityholders of a large number of holders of Common Stock or Warrants intend to sell such securities, could increase the volatility of the market price of our Common Stock or Warrants or result in a significant decline in the public trading price of our Common Stock or Warrants. Even if our trading price of Common Stock is significantly below $10.00 per share, the offering price for the units offered in the IPO (as defined in the Prospectus), certain of the Selling Securityholders, including the Sponsor, may still have an incentive to sell shares of Common Stock, because they purchased the shares at prices lower than the public investors or the current trading price of our Common Stock.

We will only receive proceeds from the exercise of Warrants if and when the holders of the Warrants choose to exercise them. The exercise of the Warrants, and any proceeds we may receive from their exercise, are highly dependent on the price of our Common Stock and the spread between the exercise price of the Warrants and the price of our Common Stock at the time of exercise. If the market price of our Common Stock is less than the exercise price of a holder’s Warrants, it is unlikely that holders will choose to exercise. There can be no assurance that the Warrants will be in the money prior to their expiration. In addition, our Warrant holders have the option to exercise the Warrants on a cashless basis in certain circumstances. See “Description of Securities - Warrants” in the Prospectus. As such, it is possible that we may never generate any cash proceeds from the exercise of our Warrants.

We will bear all costs, expenses and fees in connection with the registration of the securities. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their respective sales of the securities.

Our registration of the securities covered by the Prospectus or in any prospectus supplement does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the Common Stock. The Selling Securityholders may offer and sell the securities covered by the Prospectus or in any prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution” in the Prospectus.

You should read the Prospectus, this prospectus supplement and any prospectus supplement or amendment carefully before you invest in our Common Stock or Warrants.

Our Common Stock and Warrants are listed on the Nasdaq Global Market (“Nasdaq”) under the symbols “SDST” and “SDSTW,” respectively. On August 13, 2024, the last reported sales price of our Common Stock was $10.12 per share and the last reported sales price of our Warrants was $0.50 per Warrant.

Our Chief Executive Officer, Roshen Pujari (hereinafter, Roshan Pujari) owns a majority of the voting power of our issued and outstanding Common Stock. As a result, we qualify as a “controlled company” within the meaning of the corporate governance standards of Nasdaq.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The Prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company. This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 6 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 14, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 8, 2024

STARDUST POWER INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39875	99-3863616
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

15 E. Putnam Ave, Suite 378 Greenwich, CT	06830
(Address of principal executive offices)	(Zip Code)

(800) 742 3095

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SDST	The Nasdaq Global Market
Redeemable warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50	SDSTW	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

This Current Report on Form 8-K/A (this “Amendment”) amends the Current Report on Form 8-K filed with the Securities and Exchange Commission on July 12, 2024 (the “Original Form 8-K”) by Stardust Power Inc. (formerly known as Global Partner Acquisition Corp II) (the “Company” or “Stardust”).

This Amendment amends Item 2.01 and Item 9.01 of the Original Form 8-K, in which the Company reported, among other events, the completion of the Business Combination.

This Amendment is being filed in order to include (i) under Item 9.01(a) of the Original Form 8-K, the unaudited condensed consolidated financial statements of Stardust, as of June 30, 2024 and for the three and six months ended June 30, 2024, three months ended June 30, 2023 and period from March 16, 2023 (inception) to June 30, 2023, (ii) under Item 2.01 of the Original Form 8-K, the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stardust for the three and six months ended June 30, 2024, three months ended June 30, 2023 and period from March 16, 2023 (inception) to June 30, 2023, and (iii) under Item 9.01(b) of the Original Form 8-K, the unaudited pro forma condensed combined financial information of the Company as of and for the six months ended June 30, 2024, and the year ended December 31, 2023.

This Amendment does not amend any other item of the Original Form 8-K or purport to provide an update or a discussion of any developments at the Company subsequent to the filing date of the Original Form 8-K. The information previously reported in or filed with the Original Form 8-K is hereby incorporated by reference to this Amendment.

Capitalized terms used herein but not defined herein have the meanings given to such terms in the Original Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of business acquired

The unaudited condensed consolidated financial statements of Stardust as of June 30, 2024 and for the three and six months ended June 30, 2024, three months ended June 30, 2023 and period from March 16, 2023 (inception) to June 30, 2023, and the related notes thereto are attached as Exhibit 99.1 and are incorporated herein by reference. Also included as Exhibit 99.2 and incorporated herein by reference is the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stardust for the three and six months ended June 30, 2024, three months ended June 30, 2023 and period from March 16, 2023 (inception) to June 30, 2023.

(b) Pro forma financial information

The unaudited pro forma condensed combined financial information as of and for the three and six months ended June 30, 2024, and for the year ended December 31, 2023, is set forth on Exhibit 99.3 hereto and is incorporated herein by reference.

(d) Exhibits.

Exhibit No.	Description
99.1	Unaudited condensed consolidated financial statements of Stardust Power Inc. as of June 30, 2024 and for the three and six months ended June 30, 2024, three months ended June 30, 2023 and period from March 16, 2023 (inception) to June 30, 2023.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stardust Power Inc. for the three and six months ended June 30, 2024 three months ended June 30, 2023 and period from March 16, 2023 (inception) to June 30, 2023.
99.3	Unaudited pro forma financial information as of June 30, 2024 and for the six months ended June 30, 2024 and for the year ended December 31, 2023.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August [14], 2024	STARDUST POWER INC.

	By:	/s/ Roshan Pujari
	Name:	Roshan Pujari
	Title:	Chief Executive Officer

Exhibit 99.1

Stardust Power Inc. & Subsidiary

CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in USD, except number of shares)

	As of June 30, 2024	As of December 31, 2023
	(unaudited)
ASSETS
Current assets
Cash	$641,966	$1,271,824
Prepaid expenses and other current assets	226,683	426,497
Deferred transaction costs	2,829,196	1,005,109
Total current assets	$3,697,845	$2,703,430
Computer and equipment, net	8,883	1,968
Pre-acquisition capital project costs	835,219	100,000
Investment in equity securities	55,884	218,556
Other long term assets	50,000	-
Total assets	$4,647,831	$3,023,954

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$2,713,812	$1,256,792
Accrued liabilities and other current liabilities	597,556	208,107
Current portion of early exercised shares option liability	3,889	2,990
Short-term loan	24,824	72,967
Total current liabilities	$3,340,081	$1,540,856
SAFE notes	6,367,200	5,212,200
Convertible notes	2,571,400	-
Other long term liability	75,002	-
Early exercised shares option liability	4,561	5,660
Total liabilities	$12,358,244	$6,758,716

Commitments and contingencies (Note 2)

Stockholders’ equity (deficit)
Common stock, $0.00001 par value, 15,000,000 shares authorized, 9,017,300 shares issued and outstanding as at June 30, 2024 and December 31, 2023	87	87
Additional paid-in capital	176,660	58,736
Accumulated deficit	(7,887,160)	(3,793,585)
Total stockholders’ deficit	$(7,710,413)	(3,734,762)

Total liabilities and stockholders’ deficit	$4,647,831	$3,023,954

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

1

Stardust Power Inc. & Subsidiary

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(all amounts in USD, except number of shares)

(Unaudited)

	Three months ended			Six months ended	Period from March 16, 2023 (inception) through
	June 30, 2024		June 30, 2023	June 30, 2024	June 30, 2023
Revenue	$-		$-	$-	$-

General and administrative expenses	1,267,059	[1]	878,796 [1]	2,502,425 [1]	1,124,198 [1]
Operating Loss	(1,267,059)		(878,796)	(2,502,425)	(1,124,198)
Other incomes (expenses)
SAFE note issuance costs	-		(436,647)[2]	-	(436,647)[2]
Other transaction costs	-		(416,829)[3]	-	(416,829)[3]
Interest expense	(789	) [4]	(7,008)[4]	(2,078)[4]	(7,111)[4]
Change in fair value of investment in equity securities	(108,014)		-	(162,672)	-
Change in fair value of convertible notes	(471,400)		-	(471,400)	-
Change in fair value of SAFE notes	(847,100)		-	(955,000)	-
Total other expenses	(1,427,303)		(860,484)	(1,591,150)	(860,587)

Net Loss	$(2,694,362)		$(1,739,280)	$(4,093,575)	$(1,984,785)

Loss per share
Basic	$(0.31)		$(0.20)	$(0.47)	$(0.23)
Diluted	$(0.31)		$(0.20)	$(0.47)	$(0.23)

Weighted average common shares outstanding
Basic	$8,686,350		$8,757,603	$8,677,870	$8,755,120
Diluted	$8,686,350		$8,757,603	$8,677,870	$8,755,120

(1)	Includes related party amounts of $Nil and $517,281 for the three months ended June 30, 2024 and 2023, respectively and $Nil and $624,438 for the six months ended June 30, 2024 and from March 16, 2023 to June 30, 2023, respectively.
(2)	Includes related party amounts of $Nil and $435,000 for the three months ended June 30, 2024 and 2023, respectively and $Nil and $435,000 for the six months ended June 30, 2024 and from March 16, 2023 to June 30, 2023, respectively.
(3)	Includes related party amounts of $Nil and $100,000 for the three months ended June 30, 2024 and 2023, respectively and $Nil and $100,000 for the six months ended June 30, 2024 and from March 16, 2023 to June 30, 2023, respectively.
(4)	Includes related party amounts of $Nil and $7,008 for the three months ended June 30, 2024 and 2023, respectively and $Nil and $7,111 for the six months ended June 30, 2024 and from March 16, 2023 to June 30, 2023, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

2

Stardust Power Inc. & Subsidiary

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(all amounts in USD, except number of shares)

(Unaudited)

For the period from March 16, 2023 (inception) through June 30, 2023
					Total
	Common Stock		Additional	Accumulated	Stockholders’
	Shares	Amount	paid-in capital	Deficit	Deficit
Balance as at March 16, 2023 (inception)	-	$-	$-	$-	$-
Issuance of common stock	9,000,000	90	-	-	90
Net loss	-	-	-	(1,984,785)	(1,984,785)
Balance as at June 30, 2023	9,000,000	$90	$-	$(1,984,785)	$(1,984,695)

For the period from March 31, 2023 through June 30, 2023
					Total
	Common Stock		Additional	Accumulated	Stockholders’
	Shares	Amount	paid-in capital	Deficit	Deficit
Balance as at March 31, 2023	9,000,000	$90	$-	$(245,505)	$(245,415)
Net loss	-	-	-	(1,739,280)	(1,739,280)
Balance as at June 30, 2023	9,000,000	$90	$-	$(1,984,785)	$(1,984,695)

For the six months ended June 30, 2024
					Total
	Common Stock		Additional	Accumulated	Stockholders’
	Shares	Amount	paid-in capital	Deficit	Deficit
Balance as at December 31, 2023	9,017,300	$87	$58,736	$(3,793,585)	$(3,734,762)
Transfer from early exercised stock option liability on vesting (Note 3)	-	-	200	-	200
Net loss	-	-	-	(4,093,575)	(4,093,575)
Stock based compensation (Note 3)	-	-	117,724	-	117,724
Balance as at June 30, 2024	9,017,300	$87	$176,660	$(7,887,160)	$(7,710,413)

For the three months ended June 30, 2024
					Total
	Common Stock		Additional	Accumulated	Stockholders’
	Shares	Amount	paid-in capital	Deficit	Deficit
Balance as at March 31, 2024	9,017,300	$87	$118,435	$(5,192,798)	$(5,074,276)
Transfer from early exercised stock option liability on vesting (Note 3)	-	-	100	-	100
Net loss	-	-	-	(2,694,362)	(2,694,362)
Stock based compensation (Note 3)	-	-	58,125	-	58,125
Balance as at June 30, 2024	9,017,300	$87	$176,660	$(7,887,160)	$(7,710,413)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

3

Stardust Power Inc. & Subsidiary

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(all amounts in USD)

(Unaudited)

	Six months ended June 30, 2024	Period from March 16, 2023 (inception) through June 30, 2023
Cash flows from operating activities:
Net loss	$(4,093,575)	$(1,984,785)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Stock based compensation	117,724	-
Change in fair value of investment in equity securities	162,672	-
Change in fair value of SAFE notes	955,000	-
Change in fair value of convertible notes	471,400	-
Depreciation expense	505	-
SAFE note issuance costs	-	436,647
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(65,185)	(12,540)
Accounts payable	266,068	253,598
Accrued liabilities and other current liabilities	81,465	395,869
Due to related parties	-	247,119
Net cash used in operating activities	$(2,103,926)	$(664,092)
Cash flows from investing activities:
Pre-acquisition capital project costs	(442,966)	(25,000)
Investment in other long term assets	(50,000)	-
Purchase of computer and equipment	(7,421)	-
Net cash used in investing activities	$(500,387)	$(25,000)
Cash flows from financing activities:
Proceeds from investor for issuance of SAFE notes	200,000	-
Proceeds from investor deposits	-	2,000,000
Proceeds from issuance of notes payable to related parties	-	1,000,000
Repayment of notes payable to related parties	-	(1,000,000)
Proceeds from stock issuance	-	90
Deposit received for PIPE Investments	75,002	-
Proceeds from issuance of convertible notes	2,100,000	-
Deferred transaction costs paid	(346,401)	-
Payment of SAFE note issuance cost to related parties	-	(435,000)
Repayment of short term loan	(48,143)	-
Repurchase of unvested shares	(6,003)	-
Net cash provided by financing activities	$1,974,455	$1,565,090

Net (decrease)/ increase in cash	$(629,858)	$875,998
Cash at the beginning of the period	1,271,824	-
Cash at the end of the period	$641,966	$875,998

Supplemental disclosure for cash flow information:
Interest paid	$2,189	$-

Supplemental disclosure of non-cash investing and financing activities:
Unpaid deferred transaction costs	$1,612,331	$-
Unpaid SAFE note issuance costs	$-	$1,647
Unpaid pre-acquisition capital project costs	$27,253	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

4

Stardust Power Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – DEscription of the company

Nature of Business

Stardust Power Inc., (“the Company”, “Stardust Power”) which was incorporated on March 16, 2023, is a development stage company engaged in setting-up vertically integrated battery grade lithium production, designed to foster energy independence in the United States. While the Company has not earned any revenue yet, the Company is in the process of developing a strategically central, vertically integrated lithium refinery capable of producing up to 50,000 tons per annum of battery-grade lithium.

Business combination

On November 21, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) with Global Partner Acquisition Corp II (“GPAC II”), a Cayman Islands exempted company, Strike Merger Sub I, Inc. (“First Merger Sub”), a Delaware corporation and direct wholly-owned subsidiary of GPAC II, Strike Merger Sub II (“Second Merger Sub”), LLC, a Delaware limited liability company and direct wholly-owned subsidiary of GPAC II.

On July 8, 2024, the Company completed the merger. GPAC II deregistered as a Cayman Islands exempted company and domesticated as a Delaware corporation. As per the Business Combination Agreement, First Merger Sub merged into the Company, with the Company being the surviving corporation. Following the First Merger, the Company merged into Second Merger Sub, with Second Merger Sub being the surviving entity. Upon the merger, GPAC II was renamed as Stardust Power Inc. (“the Combined Company”), with the ticker symbol “SDST”.

As per the Business Combination Agreement:

●	Each share of Stardust Power Common Stock issued and outstanding immediately prior to the first effective time converted into the right to receive the number of GPAC II common stock equal to the merger consideration divided by the number of shares of the Company fully-diluted stock.
●	Each outstanding Stardust Power Option, whether vested or unvested, automatically converted into an option to purchase a number of shares of GPAC II common stock equal to the number of shares of GPAC II Common Stock subject to such Stardust Power Option immediately prior to the first effective time multiplied by the per share consideration.
●	Each share of Stardust Power Restricted Stock outstanding immediately prior to the first effective time converted into a number of shares of GPAC II common stock equal to the number of shares of Stardust Power common stock subject to such Stardust Power restricted stock multiplied by the per share consideration.
●	Additionally, GPAC II will issue five million shares of GPAC II common stock to the holders of Stardust Power as additional merger consideration in the event that prior to the eighth (8th) anniversary of the closing of the Business Combination, the volume-weighted average price of GPAC II common stock is greater than or equal to $12.00 per share for a period of 20 trading days in any 30-trading day period or there is a change of control.
●	Immediately prior to the closing of the business combination, the SAFEs automatically converted into the 138,393 shares of common stock of Stardust Power.
●	Immediately prior to the closing of the business combination, the convertible notes automatically converted into 55,889 shares of common stock of the Stardust Power.
●	The Combined Company issued 1,077,541 shares of Combined Company Common Stock in exchange for $10,075,000 of cash in accordance with the terms of the Private Placement Agreement (PIPE) in connection with the Business Combination, of which $75,002 was received prior to June 30, 2024 and is presented as a deposit under other long term liability on the condensed consolidated balance sheet.

The Company’s basis of presentation within these unaudited condensed consolidated financial statements do not reflect any adjustments as a result of the Business Combination closing. The Business Combination will be accounted for as a reverse recapitalization. Under this method of accounting, GPAC II will be treated as the acquired company for financial statement reporting purposes.

5

Stardust Power Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”) regarding interim financial reporting.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all normal and recurring adjustments (which consist primarily of accruals, estimates and assumptions that impact the unaudited condensed consolidated financial statements) considered necessary to present fairly the Company’s condensed consolidated balance sheet as of June 30, 2024, its condensed consolidated statements of operations, stockholders’ deficit for the three and six months ended June 30, 2024, three months ended June 30, 2023 and for the period March 16, 2023 (since inception) through June 30, 2023 and condensed statement of cashflows for six months ended June 30, 2024 and for the period March 16, 2023 (since inception) through June 30, 2023. Certain information and note disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the information included in this report should be read in conjunction with the audited consolidated financial statements and notes thereto for the period March 16, 2023 to December 31, 2023 included in the Company’s registration statement on Form S-4/A filed with the SEC on May 8, 2024.

The condensed consolidated balance sheet as of December 31, 2023 included herein was derived from the audited financial statements as of that date but does not include all disclosures including notes required by U.S. GAAP.

The condensed consolidated financial statements include the accounts of Stardust Power Inc. and its wholly owned subsidiary, Stardust Power LLC. All material intercompany balances have been eliminated upon consolidation.

These unaudited condensed consolidated financial statements are presented in U.S. dollars.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the condensed consolidated financial statements and accompanying notes. Those estimates and assumptions include, but are not limited to, useful life of computer and equipment, realization of deferred tax assets, fair valuation of investment in equity securities and fair valuation of stock-based compensation, simple agreement for future equity note (“SAFE note”) and convertible notes. The Company evaluates estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates, and those differences could be material to the unaudited condensed consolidated financial statements.

Going Concern

The Company’s unaudited condensed consolidated financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company is a development stage entity having no revenues and has incurred a net loss of $2,694,362 and $4,093,575 for the three and six months ended June 30, 2024, respectively. The Company has an accumulated deficit of $7,887,160 and stockholders’ deficit of $7,710,413 as of June 30, 2024. The Company expects to continue to incur significant costs in pursuit of its operating and investment plans. These costs exceed the Company’s existing cash balance and net working capital. These conditions raise substantial doubt about its ability to continue as a going concern.

6

Stardust Power Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As of June 30, 2024 the Company has $641,966 of unrestricted cash. Upon completion of the Business Combination with GPAC II on July 8, 2024, the Company’s consolidated cash balance increased due to the PIPE investments of $10,075,000, and $1,481,835 of trust account proceeds, net of redemptions and related fees. The Company is also required to make various payments including SPAC transaction costs incurred aggregating to $7,550,717 upon the close of the Business Combination.

As of the date on which these unaudited condensed consolidated financial statements were available to be issued, we believe that the cash on hand, additional investments obtained through the Business Combination will be inadequate to satisfy Company’s working capital and capital expenditure requirements for at least the next twelve months. The ability of the Company to continue as a going concern is dependent upon management’s plan to raise additional capital from issuance of equity or receive additional borrowings to fund the Company’s operating and investing activities over the next year. These unaudited condensed consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Summary of Significant Accounting Policies

The significant accounting policies applied in the Company’s audited consolidated financial statements as of and for the period March 16, 2023 (inception) through December 31, 2023, as disclosed in the Company’s registration statement on Form S-4/A filed with the SEC on May 8, 2024, are applied consistently in these unaudited interim condensed consolidated financial statements.

Net Loss per Share

The Company adopted ASC 260, “Earnings per Share”, at its inception. Basic net loss per share is calculated by dividing the net loss by the weighted average number of common stock outstanding for the period. Diluted loss per share is calculated by dividing the Company’s net loss available to common stockholders by the diluted weighted average number of shares outstanding for the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as at the first of the year for any potentially dilutive debt or equity.

The following table sets forth the computation of the basic and diluted net loss per share:

	Three months ended
	June 30, 2024	June 30, 2023	Six months ended June 30, 2024	Period from March 16, 2023 (inception) through June 30, 2023

Numerator:
Net loss	$(2,694,362)	$(1,739,280)	$(4,093,575)	$(1,984,785)
Denominator:
Weighted average shares outstanding	8,686,350	8,757,603	8,677,870	8,755,120
Net loss per share, basic and diluted	$(0.31)	$(0.20)	$(0.47)	$(0.23)

The following potentially dilutive shares were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented, because including them would have had an anti-dilutive effect:

	June 30, 2024	June 30, 2023
Unvested common stock – shares (Note 3)	322,542	226,625

Deferred Transaction Costs

In accordance with ‘Codification of Staff Accounting Bulletins – Topic 5: Miscellaneous Accounting A. Expenses of Offering’ (“SAB Topic 5”), public offering related costs, including legal fees and advisory and consulting fees, are deferred until consummation/completion of the proposed public offering. The Company has deferred $2,829,196 and $1,005,109 of related costs incurred towards proposed public offering which are presented within current assets in the unaudited condensed consolidated balance sheets as at June 30, 2024 and December 31, 2023, respectively. Upon completion of the public offering contemplated herein, these amounts will be recorded as a reduction of stockholders’ equity as an offset against the proceeds of the offering. If the offering is terminated, the deferred offering costs will be expensed.

7

Stardust Power Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Commitments and Contingencies

Certain conditions may exist as at the date the unaudited condensed consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. The Company monitors the arrangements that are subject to guarantees in order to identify if the obligor who is responsible for making the payments fails to do so. If the Company determines it is probable that a loss has occurred, then any such estimable loss would be recognized under those guarantees. The methodology used to estimate potential loss related to guarantees considers the guarantee amount and a variety of factors, which include, depending on the counterparty, the latest financial position of the counterparty, actual defaults, historical defaults, and other economic conditions. Management does not believe, based upon information available at this time, that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

On March 13, 2024, Stardust and IGX Minerals LLC (“IGX”), entered into an exclusive Letter of Intent (“IGX LOI”) to potentially acquire interests in certain mining claims (“IGX Claims”). The contemplated transaction is subject to the entering into of a definitive agreement, due diligence by Stardust, and other factors. In connection with the entering into the non-binding IGX LOI, Stardust has paid a non-refundable payment of $30,000 in connection with obtaining a binding exclusivity right. Further, Stardust Power has agreed to binding provisions relating to (i) a right of first refusal in favor of Stardust Power and (ii) the delivery of a form promissory note in favor of IGX. If executed, the promissory note, in the amount of approximately $235,000, is to be used for the payment of the maintenance fees of the IGX Claims and is for a term of twenty-four (24) months with an annual interest rate of six percent (6%) and repayment due upon maturity. The IGX LOI provides that the promissory note will be entered into regardless of whether the parties have reached a definitive agreement by July 1, 2024. If Stardust acquires an interest in any of the IGX Claims, the balance of the promissory note shall be credited as part of Stardust’s investment and IGX shall not be required to repay the note. The promissory note has not been issued as of the date of issuance of unaudited condensed financial statements.

On March 15, 2024, Stardust and Usha Resources Inc (“Usha Resources”) entered into a non-binding letter of intent, except for certain binding terms such as those relating to the exclusivity period until September 30, 2024 (“Jackpot LOI”) to acquire an interest in Usha Resources’ lithium brine project, situated in the United States. The contemplated transaction is subject to entering into a definitive agreement, due diligence by Stardust, and other factors. Stardust has made a non-refundable payment of $25,000 upon execution of the Jackpot LOI in connection with securing exclusivity and a further $50,000 payment (the “Second Payment”) is intended to be made by Stardust sixty days from March 15, 2024; provided that the Second Payment shall be non-refundable except if Usha Resources breaches the terms of the Jackpot LOI at which point Usha Resources shall refund the Second Payment together with all out-of-pocket expenses (including the fees and expenses of legal counsel, accountants and other advisors hereof) incurred by Stardust. If the parties enter into definitive agreements pursuant to the Jackpot LOI, (i) depending on the earn-in level, the total consideration could total up to $26,025,000 over five years inclusive of up to $18,025,000 in payments comprising cash and stock and a work commitment of $8,000,000. Upon completion of the full earn-in, including Net Smelter Royalty buyback, Usha Resources would retain 10% of the project and a 1% Net Smelter Royalty and would be carried in the joint venture’s (formed between Usha Resources and Stardust) receipt of a formal Decision to Mine following completion of a Feasibility Study. Usha Resources is in the process of conducting additional water testing with respect to a second hole. Given the early stage of this project, the full scope of any additional financing that may be required is not fully known; however, the Company has not entered into any arrangement for financing outside of the Jackpot LOI. On May 14, 2024, Company made the second payment as stated above and is presented as a deposit under other long term assets on the condensed consolidated balance sheet.

8

Stardust Power Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Pre-acquisition capital project costs

The Company has an exclusive option purchase agreement with the City of Muskogee, Oklahoma for 66 acres of undeveloped tract (excluding wetlands and creeks). The option was scheduled to end on the earlier of February 29, 2024, the date the property is purchased, or the termination of the agreement by either party. The agreement allows for two three-month extensions, provided that the Company is performing due diligence and pursuing permits and approvals. Non-refundable option payments of $25,000 and $75,000 were made on June 8, 2023, and October 10, 2023, respectively. The Company has capitalized these payments as pre-acquisition capital project costs as at June 30, 2024 and December 31, 2023 because these payments would be credited against the full purchase price of the land upon acquisition. On January 10, 2024, the Company entered into an agreement to exercise the option and purchase the land for an additional amount of $1,562,030. Title to the land is pending to be transferred in the Company’s name as at June 30, 2024. On May 2, 2024, the Company paid the first non-refundable extension payment of $33,333. The Company capitalized an additional $701,886 towards pre-acquisition capital project costs related to Front end loading (FEL-1) and environmental studies done during the six months ended June 30, 2024. On July 30, 2024, the Company paid the second non-refundable extension payment of $33,333.

Recently Issued Accounting Pronouncements Not Yet Adopted

The Company has reviewed the accounting pronouncements issued during the six months ended June 30, 2024 and concluded they were either not applicable or not expected to have a material impact on the Company’s condensed consolidated financial statements.

NOTE 3 – STOCK-BASED COMPENSATION

Shares Issued at Inception

At March 16, 2023 (inception), certain employees and service providers participated in the purchase of restricted common stock of the Company aggregating to 550,000 shares. Out of the total, certain restricted stocks vested immediately and remaining unvested restricted stock aggregating to 259,000 shares vests over 24 months subject to service conditions and accelerated vesting upon certain events. The agreements also contain a repurchase option noting that if the employee or service provider is terminated, for any reason, the Company has the right and option to repurchase the service provider’s unvested restricted common stock. Separate and apart from this repurchase option for unvested awards, if at any time holders of vested shares intend to sell or transfer their holdings to a third-party (other than permitted family transfers), the Company has an option to exercise a right of first refusal (“ROFR”) to purchase these subject shares at the intended negotiated price between the holder and the third-party. The ROFR would remain active until the earlier of an initial public offering of the Company’s common stock or the occurrence of the defined change in control event. The existence of the ROFR does not affect the equity classification for the Company’s share-based awards as the possibility of a triggering event for the ROFR within six months of vesting is remote. Since all shareholders purchased the shares at par value of $0.00001 and the shares had no incremental value beyond the par value as at that date, during the period from March 16, 2023 (inception) through June 30, 2023 and six months ended June 30, 2024, the stock-based compensation expense impact is insignificant. As at June 30, 2024, 40,875 outstanding shares had not vested and the weighted average remaining contractual period of the unvested restricted stock is 0.75 years. Any shares subject to repurchase by the Company are not deemed, for accounting purposes, to be outstanding until those shares vest. The amount to be recorded as liabilities associated with shares issued with repurchase rights were immaterial as at June 30, 2024 and December 31, 2023.

9

Stardust Power Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Restricted stock activity for the six months ended June 30, 2024 and balances as at the end of June 30, 2024 were as follows:

	Restricted Stock
	Number of shares	Weighted Average Grant-Date Fair Value
Unvested as of December 31, 2023	68,125	0.00001
Granted	-	-
Vested	(27,250)	0.00001
Forfeited	-	-
Unvested as of June 30, 2024	40,875	$0.00001

Equity Incentive Plan

At March 16, 2023 (inception), the Company’s stockholders approved the 2023 Equity Incentive Plan and 500,000 shares of the Company’s common stock have been reserved for issuance under the plan. During the three months ended June 30, 2024, the Board adopted a resolution to increase the number of shares of Common Stock authorized for issuance under the 2023 Equity Plan by 250,000 shares of Common Stock. During the period ended June 30, 2023, there have been no grants under the 2023 Equity Incentive Plan.

During October and November 2023, the Company granted options for 495,000 shares of stock options under the 2023 Equity Incentive Plan: 475,000 options were granted to employees and 20,000 options were granted to a consultant. The employee grants vest over a period of 3 to 5 years, and the consultant grant vests over 18 months. The options granted to both employees and the consultant were exercisable at the exercise price of $0.03.

All the options under the 2023 Equity Incentive Plan were early-exercised by grantees. Accordingly, the Company received a total amount of $14,850 towards the early exercise of these options during the period from March 16, 2023 (inception) through December 31, 2023 and recorded a liability against the early exercise of these options.

On December 14, 2023, the Company repurchased 200,000 unvested shares that were granted to Abi Adeoti under the 2023 Equity Incentive Plan at the original exercise price of $0.03. The Company repaid a total amount of $6,000 for the repurchase of these early exercised shares from Abi Adeoti in January 2024. The amount is charged against the ‘Early exercised shares option liability’.

The early exercised shares liability amounting to $8,450 and $8,650 is outstanding as on June 30, 2024 and December 31, 2023, respectively, and is presented under ‘Early exercised shares option liability’ on the unaudited condensed consolidated balance sheet.

Stock option activity for the six months ended June 30, 2024, and balances as at the end of June 30, 2024 were as follows:

	Number of shares	Weighted Average Grant-Date Fair Value
Unvested as at December 31, 2023	288,333	2.62
Granted	-	-
Vested	(6,666)	3.50
Forfeited	-	-
Unvested as at June 30, 2024	281,667	2.62

10

Stardust Power Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The compensation expense for stock options was as follows:

	Three months ended
	June 30, 2024	June 30, 2023	Six months ended June 30, 2024	Period from March 16, 2023 (inception) through June 30, 2023
General and administrative expenses	58,125	-	117,724	-

As at June 30, 2024, total unvested compensation cost for stock options granted to employees not yet recognized was $581,155. The Company expects to recognize this compensation over a weighted average period of approximately 3.12 years.

As at June 30, 2024, total unvested compensation cost for stock options granted to the consultant not yet recognized was $19,820. We expect to recognize this compensation over a period of 0.5 year.

The weighted average fair value of option granted during period from March 16, 2023 (inception) through December 31, 2023 are provided below. The fair value was estimated on the date of grant using the Black-Scholes pricing model with the assumptions indicated below:

2023
Expected option life (years)	5.07 - 5.93 years
Expected volatility	60% - 70%
Risk-free interest rate at grant date	3.84 - 3.86%
Dividend yield	0%

Due to the absence of an active market for the Company’s common stock, the Company utilized methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid (Valuation of Privately Held Company Equity Securities Issued as Compensation) to estimate the fair value of its common stock. In determining the exercise prices for options granted, the Company has considered the estimated fair value of the common stock as at the grant date. The estimated fair value of the common stock has been determined at each grant date based upon a variety of factors, including the business, financial condition and results of operations, economic and industry trends, the illiquid nature of the common stock, the market performance of peer group of similar publicly traded companies, and future business plans of the Company. Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date.

The Company based the risk-free interest rate on a U.S. Treasury Bond Yield with a term substantially equal to the option’s expected term.

The Company based the expected volatility on a blend of historical volatility and implied volatility derived from price of publicly traded shares of peer group of similar companies.

The expected term represents the period that stock-based awards are expected to be outstanding. The expected term for option grants is determined using the simplified method which represents the average of the contractual term of the option and the weighted average vesting period of the option. The Company considers this appropriate as there is not sufficient historical information available to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

During the three months ended June 30, 2024, the Company granted 440,000 restricted stock units (RSU”) to employees under the 2023 Equity Incentive Plan. These RSU’s are subject to a service-based vesting requirement, and a liquidity plus service-based vesting requirement, which is defined as completion of a go public transaction or change in control. In order for any shares to vest, both the service-based vesting requirement and the liquidity plus service-based vesting requirement must be satisfied with respect to such shares. As at June 30, 2024, the liquidity plus service-based vesting requirement has not been met and hence no compensation expense has been recognized for these RSU’s. As such these RSUs are not issued as at the date the condensed consolidated financial statements were available to be issued.

11

Stardust Power Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 4 – Investment

In October 2023, the Company subscribed to and purchased 13,949,579 ordinary shares (1.26% of the total equity) of QX Resources Limited (“QX Resources”), a limited liability company whose ordinary shares are listed on the Australian Securities Exchange (“ASX”), for $200,000. This investment in the ordinary shares of QX Resources has been made for strategic purposes and specifically with an intention to gain access for conducting feasibility studies for the production of lithium products from the lithium brine surface anomaly identified over the 102 square-kilometer Liberty Lithium Brine Project in SaltFire Flat, California, USA (the “Project”) for which QX Resources has a binding Option to Purchase Agreement and Operating Agreement to earn a 75% interest of the Project from IG Lithium LLC (“the Earn-in venture”). The Company is not a direct party to the Earn-in venture and accordingly has no direct or indirect economic or controlling interest either in the Project or in any of the associated rights originating from the Earn-in venture held by QX Resources. The Company will conduct feasibility studies to assess the lithium brine at its own cost and if successful, will have the option to execute a commercial off-take agreement with QX Resources for the supply of brine from the Project. No formal off-take agreement has been executed as at June 30, 2024. Further, no material expenses have been incurred towards the feasibility studies during the three and six months ended June 30, 2024. All costs associated with the feasibility studies would be expensed as incurred.

The Company neither has a controlling financial interest nor does it exercise significant influence over QX Resources. Accordingly, the investment in QX Resources’ ordinary shares does not result in either consolidation or application of equity method of accounting for the Company.

QX Resources’ ordinary shares are listed on the ASX with a readily determinable fair value and change in fair value is recognized in the unaudited condensed consolidated statement of operations. Accordingly, the investment in these securities has been recorded at cost at initial recognition and at fair value of $55,884 and $218,556 as at June 30, 2024 and December 31, 2023, respectively. The Company recognized a loss of $108,014 and $162,672 for the three and six months ended June 30, 2024, respectively and $Nil for both the three months ended June 30, 2023 and for the period from March 16, 2023 (inception) to June 30, 2023, respectively, due to change in fair value of securities in the unaudited condensed consolidated statement of operations. Further, this investment in securities has been disclosed outside of current assets on the unaudited condensed consolidated balance sheet in accordance with ASC 210-10-45-4 because the investment has been made for the purpose of affiliation and continuing business reasons as described above.

NOTE 5 - Common stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the board of directors (the “Board”), subject to prior rights of the convertible preferred stockholders. Common stock issued and outstanding on the unaudited condensed consolidated balance sheet and condensed consolidated statement of stockholders’ deficit includes shares related to restricted stock that are subject to repurchase.

The Company is authorized to issue 15,000,000 shares, par value of $0.00001 per share, of common stock. At June 30, 2024, the Company had 9,017,300 shares of common stock issued and outstanding. During the three months ended June 30, 2024, the Board adopted a resolution to increase the number of shares of Common Stock authorized for issuance under the 2023 Equity Plan by 250,000 shares of Common Stock. As at June 30, 2024, the Company reserved shares of its common stock for the potential future issuance of 15,000 shares under 2023 equity plan.

NOTE 6 - SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE Notes)

On June 6, 2023, the Company received $2,000,000 in cash from a single investor and funded a SAFE note on August 15, 2023. The funds were received from an unrelated third party, through its entity which is currently being managed under the purview of an Investment Management Agreement between them and VIKASA Capital Advisors, LLC (a related party) in consideration for which VIKASA Capital Advisors, LLC is paid investment management fees.

On November 20, 2023, the Company received an additional $2,000,000 in cash from a single investor, which, along with the $1,000,000 deposit received in September 2023, funded a new $3,000,000 SAFE note. On February 23, 2024, the Company entered into a third SAFE note and received an additional $200,000 in cash from a single investor.

12

Stardust Power Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The SAFE notes are classified as a liability based on evaluating characteristics of the instrument and is presented at fair value as a non-current liability in the Company’s unaudited condensed consolidated balance sheets. The SAFE notes provide the Company an option to call for additional preferred stock up to $25,000,000 based on the contingent event of SAFE notes conversion and notice issued by the Board, and achievement of certain milestones, for up to 42 months following such conversion. This feature was determined to be an embedded feature and is valued as part of the liability value associated with the instrument as a whole. The terms for SAFE notes were amended on November 18, 2023 for both the original and new issuance to introduce a discount rate of 20% to the lowest price per share of preferred stock sold or the listing price of the Company’s common stock upon consummation of a SPAC transaction or IPO. Additionally, the SAFE notes provide the investor certain rights upon an equity financing, change in control or dissolution.

On March 21, 2024, the Company entered into a Financing Commitment and Equity Line of Credit Agreement with American Investor Group Direct LLC (“AIGD”). The agreement replaced the above contingent commitment feature of the SAFE notes, granting the Company an option to drawdown up to an additional $15,000,000 on terms similar to the SAFE notes prior to the first effective time. On April 24, 2024, the Company amended and restated the August 2023 SAFE note and the November 2023 SAFE note. On May 1, 2024, the Company amended and restated the February 2024 SAFE note. These amendments clarify the conversion mechanism in connection with the Business Combination.

The estimated fair value of the SAFE notes considered the timing of issuance and whether there were changes in the various scenarios since issuance. As at June 30, 2024 and December 31, 2023, the fair value of the SAFE notes is $6,367,200 and $5,212,200, respectively, and is classified as a non-current liability. The SAFE notes had no interest rate or maturity date, description of dividend and participation rights. The liquidation preference of the SAFE notes is junior to other outstanding indebtedness and creditor claims, on par with payments for other SAFEs and/or preferred equity, and senior to payments for other equity of the Company that is not SAFEs and/or pari preferred equity.

NOTE 7 – CONVERTIBLE NOTES

On April 24, 2024, the Company entered into a convertible equity agreement (‘convertible notes’) for $2,000,000 with AIGD. Further, the Company entered into separate convertible equity agreements with other individuals for a total of $100,000 in April 2024, based on similar terms to the AIGD convertible equity agreement. In accordance with the terms of the convertible equity agreements, immediately prior to the first Effective time, the cash received pursuant to the convertible equity agreements will automatically convert into 55,889 shares of Combined Company Common Stock.

The convertible notes are classified as a liability based on evaluating characteristics of the instrument and is presented at fair value as a non-current liability in the Company’s unaudited condensed consolidated balance sheets. The estimated fair value of the convertible notes considered the timing of issuance and whether there were changes in the various scenarios since issuance. As at June 30, 2024 and December 31, 2023, the fair value of the convertible notes is $2,571,400 and $Nil, respectively, and is classified as a non-current liability. The convertible notes had no interest rate or maturity date, no description of dividend and no participation rights. The liquidation preference of the convertible notes is junior to other outstanding indebtedness and creditor claims, on par with payments for other SAFE notes and/or preferred equity, and senior to payments for other equity of the Company that is not convertible and/or pari preferred equity.

13

Stardust Power Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 8 - Fair Value Measurements

The following tables summarize the Company’s assets and liabilities that are measured at fair value in the unaudited condensed consolidated financial statements:

	Fair Value Measurements as at December 31, 2023
	Level 1	Level 2	Level 3	Total
Other noncurrent assets:
Investment in equity securities (a)	$218,556	$-	$-	$218,556
Total financial assets	$218,556	$-	$-	$218,556

	Fair Value Measurements as at June 30, 2024
	Level 1	Level 2	Level 3	Total
Other noncurrent assets:
Investment in equity securities (a)	$55,884	$-	$-	$55,884
Total financial assets	$55,884	$-	$-	$55,884

	Fair Value Measurements as at December 31, 2023
	Level 1	Level 2	Level 3	Total
Liabilities
SAFE notes (b)	$-	$-	$5,212,200	$5,212,200
Convertible notes (c)	-	-	-	-
Total financial liabilities	$-	$-	$5,212,200	$5,212,200

	Fair Value Measurements as at June 30, 2024
	Level 1	Level 2	Level 3	Total
Liabilities
SAFE notes (b)	$-	$-	$6,367,200	$6,367,200
Convertible notes (c)	-	-	2,571,400	2,571,400
Total financial liabilities	$-	$-	$8,938,600	$8,938,600

(a) These represent equity investments with a readily determinable fair value. The Company has measured its investments to fair value in accordance with ASC 321, Investments-Equity Securities, based on quoted prices in active markets.

(b) The valuation of the Level 3 measurement considered the probabilities of the occurrence of the scenarios as discussed in Note 2 the audited consolidated financial statements and notes thereto for the period March 16, 2023 (inception) to December 31, 2023 included in the Company’s registration statement on Form S-4/A filed with the SEC on May 8, 2024.

(c) The fair value of convertible notes are expected to approximate fair value of the equivalent equity shares into which they would be converted immediately post the closing of the Business Combination, which was approved at the shareholders meeting on June 27, 2024.

14

Stardust Power Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following table provides a reconciliation of activity and changes in fair value for the Company’s SAFE and convertible notes using inputs classified as:

	SAFE notes at Fair Value	Convertible notes at Fair Value
Balance as at March 16, 2023 (inception)	$-	$-
Issuance of notes	2,000,000	-
Change in fair value	-	-
Balance as at June 30, 2023	$2,000,000	$-
Issuance of notes	3,000,000	-
Change in fair value	212,200	-
Balance as at December 31, 2023	$5,212,200	$-
Issuance of notes	200,000	-
Change in fair value	107,900	-
Balance as at March 31, 2024	$5,520,100	$-
Issuance of notes	-	2,100,000
Change in fair value	847,100	471,400
Balance as at June 30, 2024	$6,367,200	$2,571,400

The valuation of the Level 3 measurement for SAFE notes considered the probabilities of the occurrence of the scenarios as discussed in Note 2 of the audited consolidated financial statements and notes thereto for the period March 16, 2023 (inception) to December 31, 2023 included in the Company’s registration statement on Form S-4/A filed with the SEC on May 8, 2024. The Company valued the SAFE notes based on the occurrence of the preferred financing or a SPAC transaction. As of the date of initial measurement and as of June 30, 2024 and December 31, 2023, the management has assigned zero probability for a change in control event or a dissolution event. The fair value of the SAFE notes was estimated based upon the expected conversion of the SAFE notes at the proposed business combination event with a 100% probability as at June 30, 2024. The SAFE and convertible notes are expected to be converted into preferred stock or common stock at a discount rate of 20% on the issue price. The fair value of SAFE notes and the convertible notes as at June 30, 2024 are expected to approximate fair value of the equivalent equity shares into which they would be converted immediately post the closing of the Business Combination, which was approved at the shareholders meeting on June 27, 2024, and is therefore considered reasonable.

NOTE 9 – PROMISSORY NOTES

In March 2023, the Company entered into unsecured notes payable with three related parties as described in Note 11. These notes payable provided the Company the ability to draw up to $1,000,000, in aggregate: $160,000 until December 31, 2023 and $840,000 until December 31, 2025. These loan facilities accrue interest, compounding semi-annually, at the long-term semiannual Applicable Federal Rate, as established by the Internal Revenue Service, which effectively was 3.71%.

As at June 30, 2024, the Company had $840,000 available to draw.

NOTE 10 - SEGMENT REPORTING

The Company reports segment information in the same way management internally organizes the business in assessing performance and making decisions regarding allocation of resources in accordance with ASC 280, “Segment Reporting”. The Company has a single reportable operating segment which operates as a single business platform. In reaching this conclusion, management considered the definition of the Chief Operating Decision Maker (“CODM”), how the business is defined by the CODM, the nature of the information provided to the CODM, how the CODM uses such information to make operating decisions, and how resources and performance are assessed. The Company has a single, common management team and our cash flows are reported and reviewed with no distinct cash flows.

NOTE 11 - RELATED PARTY TRANSACTIONS

The Company entered into a service agreement with VIKASA Capital Partners LLC (“VCP”) on March 16, 2023, for services associated with setting up a lithium refinery. VCP provides formation and organization structure advisory, capital market advisory, marketing advisory services and other consulting and advisory services with respect to the Company’s organization. Under the service agreement and subsequent amendments, VCP can be compensated for advisory services up to total of $1,050,000, of which $980,000 has been incurred till June 30, 2023.

15

Stardust Power Inc. and Subsidiary

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

On March 16, 2023, the Company entered into a consulting agreement with 7636 Holdings LLC, which was subsequently amended on April 1, 2023, and also separately entered into an agreement with VIKASA Capital LLC. The agreement primarily provides compensation for strategic, business, financial, operations and industry advisory services to the Company’s planned development of a lithium refinery operation.

The Company incurred the following expenses with related parties, which were all affiliates of the Company:

	Three months ended
	June 30, 2024	June 30, 2023	Six Months Ended June 30, 2024	Period from March 16, 2023 (inception) through June 30, 2023

Consulting expenses under contract due to:
VIKASA Capital Partners LLC	$-	$895,000	$-	$980,000
7636 Holdings LLC	-	90,000		101,806
VIKASA Capital LLC	-	67,281	-	77,632
Total consulting expenses	-	1,052,281	-	1,159,438

Other expenses paid on the Company’s behalf due to:
VIKASA Capital LLC	-	13,818	-	34,318
VIKASA Capital Partners LLC	-	8,588	-	9,868
Total other expenses paid on the Company’s behalf	-	22,406	-	44,186

Total	$-	$1,074,687	-	$1,203,624

As of June 30, 2023, $956,505 expenses were paid and, $247,119 was due to related parties. During the period from March 16, 2023 (inception) through June 30, 2023, the Company provided shares to shareholders in exchange for a subscription of $90. The Company received the $90 on June 14, 2023. As at June 30, 2024 and December 31, 2023, no amounts were due to related parties of the Company.

The Company entered into notes payable agreement of $1,000,000 with the following related parties, which were all affiliates of the Company:

	Three months ended
	June 30, 2024	June 30, 2023	Six Months Ended June 30, 2024	Period from March 16, 2023 (inception) through June 30, 2023

Energy Transition Investors LLC	$-	$-	$-	$750,000
Vikasa Clean Energy I LP	-	-		160,000
Roshan Pujari	-	-	-	90,000
Notes obtained from related parties	-	-	-	1,000,000

VIKASA Capital LLC facilitated the initial funding of the notes obtained on behalf of the related parties. As of June 30, 2023, $7,111 of interest on these notes was due to related parties. As at June 30, 2024 and December 31, 2023, the Company had repaid all the above notes.

NOTE 12 - SUBSEQUENT EVENTS

On August 4, 2024, the Company entered into an engineering agreement (the “Primero Agreement”) with Primero USA, Inc. (“Primero”) pursuant to which Primero agreed to provide certain engineering, design and consultancy professional services (the “Services”), including to assist in procurement of major equipment, engage relevant third parties for construction and provide a Front End Loading-3 (“FEL-3”) report of the Company’s Muskogee Lithium facility at Southside Industrial Park, Muskogee, Oklahoma in Port Muskogee. The total amount due pursuant to the Primero Agreement, assuming full performance, is approximately $4.7 million, in the aggregate, subject to customary potential adjustments.

The Company has evaluated subsequent events through the date the consolidated financial statements were available to be issued and there are no other items that would have had a material impact on the Company’s condensed consolidated financial statements.

16

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF STARDUST POWER

The following discussion and analysis of the financial condition and results of operations of Stardust Power Inc. should be read together with our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2024, together with the related notes thereto, included elsewhere in the Current Report on Form 8-K (the “Report”) that this document is attached thereto. The discussion and analysis should also be read together with the “Unaudited Pro Forma Condensed Combined Financial Information” included in the proxy statement and prospectus, dated May 22, 2024 (as subsequently supplemented, the “Proxy Statement/Prospectus”).

Certain of the information contained in this discussion and analysis or set forth elsewhere in the Proxy Statement/Prospectus, including information with respect to plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section titled “Risk Factors,” in our Proxy Statement/Prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section titled “Risk Factors” in our Proxy Statement/Prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Cautionary Note Regarding Forward-Looking Statements” in our Proxy Statement/Prospectus.

Unless the context otherwise requires, all references in this section to “we,” “us,” “our,” or the “Company”, “Stardust” or “Stardust Power” refer to Stardust Power Inc. and its consolidated subsidiary prior to the consummation of the business combination (the “Business Combination”). Terms otherwise not defined herein, have the meaning given to such terms in the Proxy Statement/Prospectus in the section titled “Certain Defined Terms” beginning on page iii thereof, and such definitions are incorporated herein by reference.

Company Overview and History

On December 5, 2022, Stardust Power LLC was organized as a limited liability company in the State of Delaware. On March 16, 2023, Stardust Power Inc. was organized as a C Corp. in the State of Delaware with operations commencing on March 16, 2023. The ownership interests of Stardust Power LLC were subsequently transferred to Stardust Power Inc., and collectively “the Company” or “Stardust” or “Stardust Power”.

Stardust Power is a U.S.-based development stage battery grade lithium manufacturer designed to foster clean energy independence for America. The Company is in the process of creating capacity to manufacture battery grade lithium products, primarily for the electric vehicle (“EV”) market, by developing a large scale lithium refinery in the USA. Stardust Power seeks to become a sustainable, cost-effective supplier of battery grade lithium products, by its innovative approach in the development of a large central refinery optimized for multiple inputs of lithium brine inputs (the “Facility”) in Oklahoma.

Stardust Power intends to source lithium brine feedstock from various suppliers and may make investments upstream to secure additional feedstock. We seek to sell our products to EV manufacturers as our primary market, with potential applications in other areas such as battery manufacturers, the U.S. military, and OEMs.

Some of the key driving factors are the demand for battery grade lithium products, fueled largely by the demand and production of electric vehicles and automotive OEMs and battery manufacturers seeking domestic supply options, leading to demand for minerals used in battery cells, such as lithium, governmental incentives for American manufacturing and evolving geopolitical climate that is creating a national security priority for the U.S. market.

In February 2023, Stardust Power LLC received an illustrative incentive analysis for up to $257 million in performance-based incentives from the State of Oklahoma (covering Phase 1 and 2) and potential federal incentives, which also contained potential for further eligible federal grants. The state incentives were based on initial job creation, equipment procurement, training and recruitment incentives, property tax exemptions, sales tax exemptions, and capital expenditure projections submitted to the Oklahoma Department of Commerce in Q1 of 2023 and could be subject to changes as the Company would progress in setting up the Facility and commercial production of battery grade lithium in the future. These incentives may change based on the actual financial metrics of the Company in the future, which may be lower or higher.

Stardust Power believes that it is well poised to address these opportunities by emerging as a leading, fully integrated domestic lithium supplier, and contribute to restoring American sustainable energy independence, thereby bridging the gap in the domestic supply of battery grade lithium products.

Recent Developments

Purchase and Sale Agreement for Site

On January 10, 2024, Stardust Power and the City of Muskogee entered into a Purchase and Sale Agreement (“PSA”) to purchase the site in Southside Industrial Park, Muskogee, Oklahoma in Port Muskogee for a total of $1,662,030. The closing has not occurred as of the date of this document.

Business Combination

On November 21, 2023, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) with GPAC II, a Cayman Islands exempted company, First Merger Sub and Strike Merger Sub II.

On July 8, 2024 (“Closing Date”), the Company completed the transactions contemplated by the Business Combination Agreement. GPAC II deregistered as a Cayman Islands exempted company and domesticated in the state of Delaware as a Delaware corporation. As per the Business Combination Agreement, the First Merger Sub merged into the Company, with the Company being the surviving corporation. Following the First Merger, the Company merged into Second Merger Sub, with Second Merger Sub being the surviving entity. Upon the merger, GPAC II was renamed as Stardust Power Inc. (the “Combined Company”).

As per the Business Combination Agreement:

●	Each share of common stock of Stardust Power (“Stardust Power Common Stock”) issued and outstanding immediately prior to the first effective time converted into the right to receive the number of GPAC II Common Stock equal to the merger consideration divided by the number of shares of the Company fully-diluted stock.
●	Each outstanding Stardust Power Option, whether vested or unvested, automatically converted into an option to purchase a number of shares of GPAC II Common Stock equal to the number of shares of GPAC II Common Stock subject to such Stardust Power Option immediately prior to the first effective time multiplied by the per share consideration.
●	Each share of Stardust Power Restricted Stock outstanding immediately prior to the first effective time converted into a number of shares of GPAC II Common Stock equal to the number of shares of Stardust Power Common Stock subject to such Stardust Power Restricted Stock multiplied by the Per Share Consideration.
●	Additionally, GPAC II will issue five million shares of GPAC II Common Stock to the holders of Stardust Power as additional merger consideration in the event that prior to the eighth (8th) anniversary of the closing of the Business Combination, the volume-weighted average price of GPAC II Common Stock is greater than or equal to $12.00 per share for a period of 20 trading days in any 30-trading day period or there is a change of control.
●	Immediately prior to the Closing of the Business Combination, the SAFEs automatically converted into the 138,393 shares of Stardust Power Common Stock.
●	Immediately prior to the Closing of the Business Combination, the convertible notes automatically converted into 55,889 shares of Stardust Power Common Stock.
●	The Combined Company issued 1,077,541 shares of Combined Company Common Stock in exchange for $10,075,000 of cash in accordance with the terms of the PIPE Subscription Agreement in connection with the Business Combination.

SAFE Note and Convertible Equity Agreement Transactions

On June 6, 2023, the Company received $2,000,000 in cash from a single investor and funded a Simple Agreement for Future Equity on August 15, 2023 (the “August 2023 SAFE”). The funds were received from American Investor Group Direct LLC (“AIGD”), an unrelated third party, through its entity which is currently being managed under the purview of an Investment Management Agreement between them and VIKASA Capital Partners LLC, (or “VCP”) (a related party) in consideration for which VCP is paid investment management fees. Additionally, the August 2023 SAFE provides AIGD with certain rights of conversion upon an equity financing, or cash repayment or other form of repayment upon a change in control or dissolution. On November 18, 2023, the Company amended the August 2023 SAFE (the “amended August 2023 SAFE”), which introduced a discount rate of 20% to (a) the lowest price per share of preferred stock sold in the preferred stock purchase or (b) the listing price of the Combined Company Common Stock upon consummation of a SPAC transaction or IPO. On November 18, 2023, the Company also entered into a second Simple Agreement for Future Equity with AIGD for an aggregate amount of $3,000,000 (the “November 2023 SAFE”) under the same terms and conditions as the amended August 2023 SAFE. On February 23, 2024, the Company entered into a third SAFE with an individual for an aggregate amount of $200,000 (the “February 2024 SAFE, and together with the August 2023 SAFE and the November 2023 SAFE, the “SAFEs”). The SAFEs provide the Company an option to call for additional preferred stock up to $25,000,000 based on the contingent event of SAFE notes conversion and notice issued by the Board, and achievement of certain milestones, for up to 42 months following such conversion.

On March 21, 2024, the Company entered into a Financing Commitment and Equity Line of Credit Agreement with AIGD. The agreement replaced the above contingent commitment feature of the SAFEs granting the Company an option to drawdown up to an additional $15,000,000 on terms similar to the SAFEs prior to the First Effective Time. On April 24, 2024, the Company amended and restated the August 2023 SAFE and the November 2023 SAFE. On May 1, 2024, the Company amended and restated the February 2024 SAFE. These amendments clarify the conversion mechanism in connection with the Business Combination.

The Company entered into the AIGD convertible Equity Agreement on April 24, 2024 for $2,000,000 and additionally entered into separate convertible equity agreements with other individuals for a total of $100,000 in April 2024, based on similar terms to the AIGD convertible Equity Agreement. Immediately prior to the First Effective Time, the cash received pursuant to the convertible Equity Agreements automatically converted into 55,889 shares of Stardust Power Common Stock.

Unsecured Notes with Related Parties

In March 2023, the Company issued unsecured notes to three (3) related parties. These notes payable provided the Company the ability to draw up to $1,000,000 in the aggregate in the following timing: $160,000 until December 31, 2023 and $840,000 until December 31, 2025. As of June 30, 2024, the Company has repaid all the notes payable.

Investment in QX Resources

In October 2023, the Company purchased 13,949,579 ordinary shares (1.26% of the total equity) of QX Resources Limited (“QX Resources”), a limited liability company whose ordinary shares are listed on the Australian Securities Exchange, for $200,000. This investment in the ordinary shares of QX Resources has been made for strategic purposes and specifically with an intention to gain access for conducting feasibility studies for the production of lithium products from the lithium brine surface anomaly identified over the 102 square-kilometer Liberty Lithium Brine Project in SaltFire Flat, California (“the Project”) for which QX Resources has a binding Option to Purchase Agreement and Operating Agreement to earn a 75% interest of the Project from IG Lithium LLC (the “Earn-in venture”). The Company is not a direct party to the Earn-in venture and accordingly has no direct or indirect economic or controlling interest either in the Project or in any of the associated rights originating from the Earn-in venture held by QX Resources. No formal off-take agreement has been executed as of June 30, 2024. Further, no material expenses have been incurred towards the feasibility studies during the three and six months ended June 30, 2024. The Company neither has a controlling financial interest nor does it exercise significant influence over QX Resources. Accordingly, the investment in QX Resources’ ordinary shares does not result in either consolidation or application of equity method of accounting for the Company.

Key Factors Affecting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us but also pose risks and challenges, including competition from other lithium brine and other brine producers, changes to existing federal and state level incentive framework, changes in regulations, and other factors discussed under the section titled “Risk Factors” in our Proxy Statement/Prospectus. We believe the factors described below are key to our success.

Commencing Commercial Operations

We are a development stage company incorporated in March 2023, and post inception, we have executed an exclusive Option Purchase Agreement, effective May 31, 2023, with the city of Muskogee. The CIA, Phase I ESA, Geotechnical Study, and Readiness Assessment of the Site has been conducted, while the feasibility study for construction of an electrical substation is underway, and we may be required to conduct other relevant studies.

Stardust Power is developing a large central refinery in a phased approach. The first phase is the construction of a production line with up to 25,000 tons per annum (“tpa”). The second phase is to add a second production line with up to 25,000 tpa, to create a total capacity of up to 50,000 tpa.

A technological innovation of Stardust Power’s planned refinery is the ability for the Facility to refine different sources of lithium brine inputs. The Facility is being designed to accept lithium brines, of a certain approved chemical composition. It is Stardust Power’s intention that the Facility will be able to dilute and pretreat feedstock as necessary, to ensure that various lithium feedstock can be blended, in order to produce a consistent feedstock. Stardust Power’s strategy is to differentiate itself by screening for a broader set of contaminants, in comparison to other lithium refineries.

Partnership Ecosystem

Our success will depend on whether we can execute and expand our ecosystem of commercial arrangements with additional suppliers of brine and executing agreements with them at favorable terms. The availability of brine for the purpose of extracting lithium is still in a nascent stage and we would require access to multiple sources, as we start commercial production and grow our business. Our management team frequently evaluates current and future sources of supplies, for reliability of supply, geographic locations for logistics and cost efficiency. We would also require to maintain technology arrangements with existing strategic affiliations on whose patented and proprietary processes we depend on, as well as forge new technology affiliations as exploration, extraction and purification processes evolve, to obtain raw materials required to manufacture high-quality lithium suitable for consumption by the EV industry, and other potential usages. These affiliations will enable us to refine and sell battery grade lithium at competitive prices, which in turn helps secure the growth and profitability of our business operations in the long term.

Adequate Capital Raise

The success of our refinery’s activities relating to producing battery grade lithium from brine, and the success of our ability to obtain relevant permits timely, require significant capital investment and financing to fund the initial investment in all aspects of setting up the operations, and subsequently our operating losses, competition from substitute products and services from larger companies, protection of proprietary technology of our strategic partners, and dependence on key individuals.

As a development stage company, Stardust Power needs to raise additional capital to realize its business objectives. Our long-term success is dependent upon our ability to successfully raise additional capital or financing, or successfully enter into strategic partnerships. Until commercial production is achieved from our planned operations, we will continue to incur operating and investing net cash outflows associated with, among other things, maintaining and acquiring exploration properties and undertaking ongoing exploration activities.

Our unaudited condensed consolidated financial statements have been presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not earned any revenue and has been operating at a loss since inception. The Company has an accumulated deficit and stockholders’ deficit. These conditions raise substantial doubt about our ability to continue as a going concern for one year from the issuance of these unaudited condensed consolidated financial statements. The ability of the Company to continue as a going concern is dependent upon management’s plan to raise additional capital from issuance of equity or receive additional borrowings to fund the Company’s operating and investing activities over the next one year. Management intends to finance operations over the next twelve months through additional issuance of equity or borrowings.

Limited Operating History

We have a limited operating history and there is limited historical financial information upon which to base an evaluation of our performance. Our business and financial condition must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operation. As we were incorporated in March 16, 2023, we are unable to present financial information for prior comparable periods, as is customary pursuant to Regulation S-X.

Key Business Metrics, Non-GAAP Measure

Since we have yet to start the construction of our Facility and associated commercial production, we do not have financial information on key business metrics. However, based on our experience and industry knowledge, we expect the following would be key business metrics:

●	Raw material Cost/ton: This includes the input cost of lithium chloride for the plant. As this may be obtained from various sources, the weighted average cost will be calculated to arrive at the raw material cost per ton and reflects the Company’s ability to procure high-quality raw materials at an appropriate price. The weighted average method also helps in calculating the gross margin on a per-ton basis. The technology implemented and the efficiency of the operations are also reflected on the gross margin per ton.

●	Selling Price/ton: This multiple is driven by the demand and supply of the lithium price as well as the efficient operations of the plant. The computation of the selling price may be based on the output sold per long-term contract, which is expected to have a floor and a cap, as well as the spot price on the date of placing a purchase order by the customer, with the Company and the customer sharing the difference between the floor and spot price.

●	Capex/ton: This reflects the Capex incurred on a per-ton basis. It includes both direct and indirect costs. It also has contingency costs built in for any impact on Capex, to account for unforeseen events. The key is to optimize plant efficiency in long-term operations with the appropriate technology and set-up.

●	Opex/ton: This includes the ongoing expenses incurred from the day-to-day running of the operations. It helps in measuring how much profit a company makes on a dollar of sales after paying for variable costs of production, such as wages and raw materials, but before paying interest or tax. The lower multiple reflects the efficient functioning of the management.

●	Capacity Utilization: This measures how much output a plant is producing, compared to its maximum potential output, which is dependent on two key factors: (a) design capacity, which impacts the operational efficiency of the plant, and (b) the plant’s downtime for its maintenance. Timely maintenance is also the key to running any efficient operations.

Further, since we are yet to generate revenue, non-GAAP Measures such as EBITDA and EBITDA margins, cannot be captured currently, but will be stated once we have commenced commercial production and selling of battery grade lithium to our intended customers.

Business and Macroeconomic Conditions

Our business and financial condition has been, and we believe will continue to be, impacted by adverse and uncertain macroeconomic conditions and events, including higher inflation, higher interest rates, supply chain and logistics challenges, banking crises, and fluctuations or volatility in capital markets.

Components of Results of Operation

Revenue

We have not generated any revenue to date. We expect to generate a significant portion of our future revenue from the sale of battery grade lithium primarily to the EV market. We expect that we will enter into long term contracts (typically 10 years), driven by industry dynamics of the EV industry, with a pricing structure at cap and ceiling, and sharing of variable price between customer and Company.

Cost of Goods Sold

We have not sourced any raw material to date. We expect to source brine from lithium producing suppliers including the oil and gas industry as a byproduct of their exploration and extraction process. We are in the process of negotiating with multiple suppliers for brine feedstock, including producers from the oil and gas industry. The length, tenure and pricing of these contracts will depend largely on the type of supply and is expected to vary from supplier to supplier.

Expenses

General and Administrative

General and administrative expense consists of costs to maintain our daily operations and administer the business that are not directly attributable to generating revenue or cost of goods or raw material. These consist primarily of consulting services (including advisory services for organization setup and administrative related services from contractors, consultants), professional services such as accounting advisory, statutory auditor fees, technical consultants, and business consulting, as well as personnel related expenses (including stock-based compensation), legal and book-keeping services, and marketing expenses. We expect our general and administrative expenses will increase in absolute dollars over time as we continue to invest in initially setting up our Facility, recruit more employees, and subsequently in the growth of our business and incur costs associated with being a publicly traded company with respect to compliance with the regulations of the SEC and the Nasdaq Global Market.

Other income/(expense)

Interest expense

Interest expense is comprised of interest payable on short term loans. The Company entered into a financing agreement of $80,800 for the purchase of an insurance policy with First Insurance Funding. The debt is payable in monthly installments of $8,389 per month for 10 months. Payments include a stated interest rate of 8.25% and are secured against a lien on the insurance policy.

Change in fair value of investment in equity securities

Change in fair value of investment in equity securities relates to movements in fair value of investment in equity securities of strategic investments such as the investment in QX Resources, that need to be recorded in the statement of operations for each reporting period, based on readily available quoted prices for such investment.

Change in fair value of SAFE and convertible notes

Change in fair value of SAFE and convertible notes relates to movements in fair value of SAFE notes and convertible notes which have been classified as liability instruments in the financial statements, that need to be recorded in the statement of operations for each reporting period, based on third party valuations carried out at period end.

Provision for Income Taxes

We are constituted as a C-corp and are subject to U.S. federal and state income taxes based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in tax law.

Results of Operations

The following table sets forth our unaudited condensed statements of operations information for the period  indicated:

	Three Months Ended			Six Months Ended	Period from March 16, 2023 (inception) through
	June 30, 2024	June 30, 2023	Changes	June 30, 2024	June 30, 2023	Changes
Revenue	$-	$-	$-	$-	$-	$-

General and administrative expenses	1,267,059	878,796	388,263	2,502,425	1,124,198	1,378,227
Operating Loss	(1,267,059)	(878,796)	(388,263)	(2,502,425)	(1,124,198)	(1,378,227)
Other incomes (expenses)
SAFE note issuance costs	-	(436,647)	436,647	-	(436,647)	436,647
Other transaction cost	-	(416,829)	416,829	-	(416,829)	416,829
Interest expense	(789)	(7,008)	6,219	(2,078)	(7,111)	5,033
Change in fair value of investment in equity securities	(108,014)	-	(108,014)	(162,672)	-	(162,672)
Change in fair value of convertible notes	(471,400)	-	(471,400)	(471,400)	-	(471,400)
Change in fair value of SAFE notes	(847,100)	-	(847,100)	(955,000)	-	(955,000)
Total other expenses	$(1,427,303)	$(860,484)	$(566,819)	$(1,591,150)	$(860,587)	$(730,563)

Net Loss	$(2,694,362)	$(1,739,280)	$(955,082)	$(4,093,575)	$(1,984,785)	$(2,108,790)

The Company was incorporated on March 16, 2023 (inception date), hence the period from March 16, 2023 to June 30, 2023 is not comparable to six months ended June 30, 2024.

Revenues

We did not earn any revenue since inception.

Cost of Goods Sold

We did not manufacture any products, and hence did not incur any direct costs related to production or carrying inventory, since inception.

General and Administrative Expenses

General and administrative expenses primarily attributable to fees for professional consulting fees, mainly comprising formation and organization structure, advisory marketing advisory services and other consulting, legal services and advisory services with respect to the Company’s organization, fees for strategic investments evaluation and employee related compensation expenses representing base salary, benefits and stock-based compensation expense. The details of these expenses are as follows:

	Three months ended			Six Months ended	Period from March 16, 2023 (inception) through
	June 30, 2024	June 30, 2023	Change	June 30, 2024	June 30, 2023	Change
Professional and consulting fees	$312,636	649,201	(336,565)	827,545	795,402	32,143
Legal and book-keeping services	121,654	50,335	71,319	215,598	136,440	79,158
Payroll and related taxes	582,378	67,280	515,098	1,035,409	77,632	957,777
Other	250,391	111,980	138,411	423,873	114,724	309,149
	1,267,059	878,796	388,263	2,502,425	1,124,198	1,378,227

For the three months ended June 30, 2024, general and administrative expenses increased compared to three months ended June 30, 2023, primarily due to higher employee related costs driven by an increase in the number of employees, and an increase in other administrative expenses in line with growth in operations. The increase was partially offset by decrease in fees for professional consulting fees, mainly comprising formation and organization structure advisory, marketing advisory services and other consulting, legal services and advisory services with respect to the Company’s organization incurred in comparative period.

For the six months ended June 30, 2024, general and administrative expenses increased compared to the period March 16, 2023 (inception) to June 30, 2023, primarily due to higher employee related costs driven by an increase in the number of employees, increase in professional services such as accounting advisory, statutory auditor fees, technical consultants and business consulting and an increase in business development and other administrative expenses in line with growth in operations.

Other income/(expense)

SAFE note issuance costs

SAFE note issuance costs of $Nil and $436,647 for the three and six months ended June 30, 2024 and three months ended June 30, 2023 and period since March 16, 2023 (inception) through June 30, 2023, respectively, primarily represent $435,000 of capital advisory services fees paid to related party for sourcing the SAFE note commitment from the investor and $1,647 of legal costs incurred towards setting up and executing the SAFE note agreements.

Other transaction costs

Other transaction costs of $Nil and $416,829 for the three and six months ended June 30, 2024 and three months ended June 30, 2023 and period since March 16, 2023 (inception) through June 30, 2023, respectively, relate to costs that represent fees and expenses, primarily legal expenses associated with evaluation of potential other SPAC merger opportunities that the Company ultimately did not execute, including $100,000 of fees paid to a related party.

Interest Expense

The decrease in interest expense of $6,219 and $5,033 during the three and six months ended June 30, 2024, respectively, is due to repayment of loans from related party in June 2023. Interest expense for the comparative period comprised of interest on notes payable to related parties accrued compounding semi-annually, at the long-term semiannual Federal rate, as established by the Internal Revenue Service, which effectively was 3.71% for the period from March 16, 2023 (inception) to June 30, 2023. The promissory notes were paid off in June 2023.

On November 19, 2023, the Company entered into a financing agreement of $80,800 for the purchase of an insurance policy with First Insurance Funding. The debt is payable in monthly installments of $ 8,389 per month for 10 months. Payments include a stated interest rate of 8.25% and are secured against a lien on the insurance policy.

Change in fair value of investment in equity securities

The decrease in fair value of investment in equity securities of $108,014 and $162,672 during the three and six months ended June 30, 2024, respectively, is due to change in fair value of investment in QXR based on readily available quoted prices for such investment. The Company did not have any such investment in the comparative period.

Change in fair value of SAFE notes

The increase in fair value of SAFE notes of $847,100 and $955,000 during the three and six months ended June 30, 2024, respectively, is due to changes in estimates related to inputs used in the valuation, which have been classified as liability instruments, based on third party valuations as of June 30, 2024. The Company had not issued any such SAFE notes in the comparative period.

Change in fair value of convertible notes

The increase in fair value of convertible notes of $471,400 during the three and six months ended June 30, 2024, is due to changes in estimates related to inputs used in the valuation, which have been classified as liability instruments, based on third party valuations as of June 30, 2024. The Company had not issued any such convertible notes in the comparative period.

Tax Expenses

For the three and six months ended June 30, 2024, three months ended June 30, 2023 and period since March 16, 2023 (inception) through June 30, 2023, the tax expense is $Nil, due to net losses incurred during these periods. We do not carry any deferred tax assets on the balance sheet as at June 30, 2024 and December 31, 2023, primarily due to net operating loss carryforwards resulting from historically incurred net operating losses and full valuations allowance of those losses, as our ability to realize future tax benefits related to these assets is largely dependent upon operational profitability, which is uncertain. As a result of this uncertainty, we have established a full valuation allowance, and have not recognized a net provision or benefit for income taxes in the periods reported.

Net Loss

For the three and six months ended June 30, 2024, the company incurred a net loss of $2,694,362 and $4,093,575, respectively, and for the three months ended June30, 2023 and for the period from March 16, 2023 (inception) through June 30, 2023, the company incurred a net loss of $1,739,280 and $1,984,785, respectively. Since the Company is yet to start commercial production of battery grade lithium, the operating expenses are expected to increase, as the Company starts to recruit more personnel to perform general operational tasks and set up the Facility and executed supply agreements, leading to increased losses.

Liquidity and Capital Resources

Overview

Since inception, we have devoted substantial efforts and financial resources to raising capital and organizing and staffing the Company, and as a result, have incurred significant operating losses. As of June 30, 2024 and December 31, 2023, we had an accumulated deficit of $7.9 million and $3.8 million respectively.

We have not earned any revenue and have been operating at a loss since inception. We have an accumulated deficit and stockholders’ deficit. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of these financial statements. The ability of the Company to continue as a going concern is dependent upon management’s plan to raise additional capital from the issuance of equity or receive additional borrowings to fund the Company’s operating and investing activities over the next one year. Management intends to finance operations over the next twelve months through additional issuance of equity or borrowings.

Liquidity Requirements

Our primary requirements for liquidity and capital are investment in new facilities, new technologies, working capital and general corporate needs. Specifically, in this regard, the total refinery cost, which includes all direct and indirect costs and contingencies needed to build the refinery, has been estimated at $1,165 million. We intend to finance our project cost through a mix of debt, equity and potential government grants. We expect our operational expenditures to increase for the foreseeable future in connection with ongoing and future activities. Specifically, expenditures will increase as we:

●	Secure and build facilities;
●	invest in research and development activities to advance the development of our technologies; and
●	incur additional expenses associated with transitioning to, and operating as, a public company.

Our current and ongoing liquidity requirements will depend on many factors, including: our launch cadence, the timing and extent of spending to support additional development efforts, the introduction of new and enhanced offerings, the continuing market adoption of our offerings, the timing and extent of additional capital expenditures to invest in manufacturing facilities and additional spaceports. In addition, we may, in the future, enter into arrangements to acquire or invest in complementary businesses, business offerings and technologies. However, we do not have agreements or commitments to enter into any such acquisitions or investments at this time.

Sources of Liquidity and Going Concern

We have funded our operations with proceeds from sales of Stardust Power Common Stock, promissory notes, SAFEs and Convertible Equity Agreements. As of June 30, 2024, our promissory notes were fully repaid. To continue as a going concern, we anticipate funding our near-term operations through the sale of equity securities, promissory notes, additional SAFE notes, debt financing or from other capital sources. If adequate funds are not available, we may be required to curtail, delay, or eliminate some or all of our planned activities, or raise additional financing to continue to fund operations, and may not be able to continue as a going concern.

Our unaudited condensed consolidated financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a development stage entity having no revenues, has incurred net loss since inception of $7,887,160 and has stockholders’ deficit of $7,710,413 as at June 30, 2024. The Company expects to continue to incur significant costs in pursuit of its operating and investment plans. These costs exceed the Company’s existing cash balance and net working capital. These conditions raise substantial doubt about its ability to continue as a going concern for one year from the issuance of these unaudited condensed consolidated financial statements. The ability of the Company to continue as a going concern is dependent upon management’s plan to raise additional capital from issuance of equity or receive additional borrowings from the existing promissory notes from related parties or additional SAFE or convertible notes financing to fund the Company’s operating and investing activities over the next one year. In this regard, on March 21, 2024, the Company has also signed a Financing Commitment and Equity Line of Credit Agreement with an investor whereby the investor has committed for an additional US $15 million of financing. These unaudited condensed consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to us. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in the case of equity financing. Failure to secure adequate financing could have a material adverse effect on the business, operations and financial performance of the combined entity subsequent to the Business Combination.

Promissory Notes

In March 2023, the Company issued unsecured notes to three (3) related parties. The notes payable provided the Company the ability to draw up to $1 million in aggregate in the following timing: $160,000 until December 31, 2023, and $840,000 until December 31, 2025. These loan facilities accrue interest, compounding semi-annually, at the long-term semiannual Federal rate, as established by the Internal Revenue Service, which effectively was 3.71% for the period from March 2023, when the notes were drawn.

As of June 30, 2023, the Company utilized the entirety of the available facilities, and $160,000 was payable by December 31, 2023, and $840,000 was payable by December 31, 2025. As of June 30, 2024 and December 31, 2023, the Company has repaid all of the notes payable.

Insurance Funding Borrowing

On November 19, 2023, the Company borrowed $80,800 from First Insurance Funding (a Wintrust Company) to finance its insurance policies. The total of premium, taxes and fees aggregated to $101,000, of which an initial downpayment of $20,200 was paid by Stardust Power, and the balance financed through First Insurance Funding. The loan has an annual percentage rate of 8.25%, and is payable in 10 installments through September 21, 2024.

SAFE and Convertible Notes

On June 6, 2023, the Company received $2,000,000 in cash from a single investor and funded the August 2023 SAFE note on August 15, 2023. The funds were received from an unrelated third party, through its entity which is currently being managed under the purview of an Investment Management Agreement between them and Vikasa Capital Advisors, LLC (a related party) in consideration for which Vikasa Capital Advisors, LLC is paid investment management fees.

On November 18, 2023, the Company amended the August 2023 SAFE note (the “amended August 2023 SAFE”), which introduced a discount rate of 20% to (a) the lowest price per share of preferred stock sold in the preferred stock purchase, or (b) the listing price of the Combined Company Common Stock upon consummation of a SPAC transaction or IPO. On November 18, 2023, the Company also entered into the November 2023 SAFE note for an aggregate amount of $3 million with the same investor under the same terms and conditions as the amended August 2023 SAFE note. Each of the SAFE notes converted, immediately prior to the First Effective Time, into Stardust Power Common Stock. The total amount raised from the August 2023 SAFE (as amended) and November 2023 SAFE note is $5 million.

On February 23, 2024, the Company signed the February 2024 SAFE note for an amount of $200,000. In accordance with the terms of the February 2024 SAFE note, the SAFE notes converted into shares of Stardust Power Common Stock, immediately prior to the First Effective Time on similar terms to the other SAFE notes.

The SAFE notes are classified as liabilities based on evaluating characteristics of the instruments and are presented at fair value as non-current liabilities in the Company’s unaudited condensed Consolidated Balance Sheet.

The SAFE notes provide the Company an option to call for additional preferred stock up to $25,000,000 based on the contingent event of SAFE note conversion and notice issued by the Stardust Power board of directors (the “Board”), and achievement of certain milestones, for up to 42 months following such conversion. This feature was determined to be an embedded feature and is valued as part of the liability value associated with the instrument as a whole. Additionally, the SAFE notes provides the investor certain rights upon an equity financing, change in control or dissolution as described in Note 6 of the unaudited condensed consolidated financial statements of the Company. The estimated fair value of the SAFE notes considered the timing of issuance and whether there were changes in the various scenarios since issuance. As of June 30, 2024 and December 31, 2023, the fair value of the SAFE notes is $6,367,200 and $5,212,200 respectively and is classified as a non-current liability. The SAFE notes had no interest rate or maturity date, description of dividend and participation rights. The liquidation preference of the SAFEs is junior to other outstanding indebtedness and creditor claims, on par with payments for other SAFEs and/or preferred equity, and senior to payments for other equity of the Company that is not SAFEs and/or pari preferred equity.

On March 21, 2024, the Company entered into a Financing Commitment and Equity Line of Credit Agreement with AIGD. The agreement replaced the above contingent commitment feature of the SAFE notes with granting the Company an option to drawdown up an additional $15,000,000 on terms similar to existing SAFE notes prior to the First Effective Time. On April 24, 2024, the Company amended and restated the August 2023 SAFE note and the November 2023 SAFE note. On May 1, 2024, the Company amended and restated the February 2024 SAFE note. These amendments clarify the conversion mechanism in connection with the Business Combination.

On April 24, 2024, the Company entered into a convertible equity agreement for $2,000,000 with AIGD. Further, the Company entered into separate convertible equity agreements with other individuals for a total of $100,000 in April 2024, entered into based on similar terms to the AIGD Convertible Equity Agreement. In accordance with the terms of the convertible equity agreements, immediately prior to the first Effective time, the cash received pursuant to the convertible equity agreements automatically converted into 55,889 shares of Combined Company Common Stock.

Internal Control Over Financial Reporting Matters

During the period from March 16, 2023 (inception) to December 31, 2023, the Company’s management identified material weaknesses in the implementation of the COSO 13 Framework (which establishes an effective control environment), lack of segregation of duties and management oversight, and control surrounding maintenance of adequate repository of contracts, appropriate classifications of expenses and complex financial instruments. We will design and implement measures to improve our controls over financial reporting process and to remediate these material weaknesses. Our ability to comply with the annual internal control report requirements will depend on the effectiveness of our financial reporting controls across our Company. We expect these systems and controls to involve significant expenditures and may become more complex as our business grows. To effectively manage this complexity, we will need to continue to improve our operational, financial and management controls, and our reporting systems and procedures. For more information, please refer to “Risk Factors - We identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses or other deficiencies in the future, or otherwise fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately or timely report our financial results, which could result in loss of investor confidence and adversely impact our stock price” in our Proxy Statement/Prospectus. In light of this fact, our management, including our Chief Executive Officer and Chief Financial Officer, has performed additional analyses, reconciliations, and other post-closing procedures and concluded that, notwithstanding the material weakness in our internal control over financial reporting, the unaudited condensed consolidated financial statements for the periods covered by and included in this Report fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with U.S. GAAP.

Cash Flow

Summary

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30, 2024	Period from March 16, 2023 (inception) through June 30, 2023	Change
Net cash used in operating activities	$(2,103,926)	$(664,092)	$(1,439,834)
Net cash used in investing activities	(500,387)	(25,000)	(475,387)
Net cash provided by financing activities	1,974,455	1,565,090	409,365
Net change in cash	$(629,858)	$875,998	(1,505,856)

Cash Flows used in Operating Activities

For the six months ended June 30, 2024, net cash used in operating activities was $2.1 million, consisting of a $4.1 million net loss, adjusted for $1.7 million non-cash charge for change in fair value of SAFE notes, convertible notes, investments and stock based compensation and a $0.3 million net change in operating assets and liabilities, primarily driven by an increase of $0.3 million in accounts payable and other current liabilities which primarily represent the various costs that are expected to be incurred as we set up operations during this period, partially offset by a decrease of $0.1 million in prepaid expenses.

For the period March 16, 2023 (inception) to June 30, 2023, net cash used in operating activities was $0.7 million, consisting of a $2.0 million net loss, adjusted for $0.4 million charge for SAFE note issuance costs and $0.9 million net change in operating assets and liabilities, primarily driven by an increase of $0.9 million in accounts payable, due to related parties and other current liabilities which primarily represent the various costs that are expected to be incurred as we set up operations during this period.

Cash Flows used in Investing Activities

For the six months ended June 30, 2024, net cash used in investing activities was $0.5 million, primarily representing $0.4 million on account of pre-acquisition capital project costs related to construction of the refinery and $0.1 million investments in other long term assets. For the period March 16, 2023 (inception) to June 30, 2023, net cash used in investing activities was $0.03 million, primarily representing $0.03 million on account of pre-acquisition capital project costs related to acquisition of land.

Cash Flows from Financing Activities

For the six months ended June 30, 2024, net cash provided by financing activities was $2 million related primarily to cash received from proceeds for issuance of convertible notes $2.1 million, deposit for PIPE investment $0.08 million and SAFE Notes $0.2 million offset partially by deferred Business Combination transaction costs of $0.3 million and repayment of short-term loan and repurchase of unvested shares of $0.05 million.

Net cash provided by financing activities was $1.6 million for the period March 16, 2023 (inception) to June 30, 2023, related primarily to $2.0 million cash received from the proceeds from investor deposit received for SAFE notes offset partially by payment of SAFE notes issuance cost to related parties of $0.4 million.  Additionally, during the period, we drew down and repaid our notes payable to related parties of $1.0 million.

Operating and Capital Expenditure Requirements

The Company has not earned any revenue and has been operating at a loss since inception. The Company has an accumulated deficit and stockholders’ deficit. These conditions raise substantial doubt about its ability to continue to finance operations over the next twelve months and is dependent upon management’s plan to raise additional capital from issuance of equity or receive additional borrowings to fund the Company’s operating and investing activities over the next one year. Our intended capital requirements depends on many factors including the capital expenditures required to set up our Facility, and undertake all activities necessary to start commercial production, prices of capital equipment, and preliminary costs. In the future, it will depend on our expansion of acquiring new assets/sites to have access and potential ownership of raw material. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. If additional financing is required from outside sources, over and above what we are intending to raise currently, we may not be able to raise it on acceptable terms or at all. If we are unable to raise additional capital when desired, our business, results of operations and financial condition would be materially and adversely affected and may not be able to continue our intended operations as a going concern.

Commitments and Contractual Obligations

We have entered into SAFE agreements in lieu of investments, with specific terms and conditions for conversion into Stardust Power Common Stock, a Letter of Intent with IGX Minerals LLC which entails a future promissory note obligation of $235,000, the PSA to purchase the site in Oklahoma with specific payment terms and an engineering agreement with Primero for $4.7M to provide a Front End Loading-3 (“FEL-3”) report. While the Company has not entered into any other binding commitments, other strategic partnerships are being evaluated which could lead to future contractual obligations.

Summary of Critical Accounting Estimates

We believe that the following accounting policies and estimates involve a high degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our unaudited condensed consolidated financial condition and results of our operations. See Note 2 to our unaudited condensed consolidated financial statements appearing elsewhere in this current report on Form 8-K for a description of our other significant accounting policies. The preparation of our unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and judgments that affect the amounts reported in those financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Leases

At the inception of a contract, we assess whether the contract is, or contains, a lease. Our assessment is based on whether: (1) the contract involves the use of a distinct identified asset, (2) we obtain the right to substantially all the economic benefit from the use of the asset throughout the term of the contract, and (3) we have the right to direct the use of the asset.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: (1) the lease transfers ownership of the asset by the end of the lease term, (2) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (3) the lease term is for a major part of the remaining useful life of the asset or (4) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or (5) the leased asset is so specialized that the asset will have little to no value at the end of the lease term. A lease is classified as an operating lease if it does not meet any one of the above criteria.

We have elected the practical expedient to account for lease and non-lease components as a single lease component. We also elected not to record right of use assets and associated lease liabilities on the unaudited condensed consolidated balance sheet for leases that have a term, including any reasonably assured renewal terms, of 12 months or less at the lease commencement date. We recognize lease payments for these short-term leases in the unaudited condensed consolidated statement of operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

We have one short-term lease for office space in Oklahoma City, OK.

Deferred Transaction Costs

In accordance with ‘Codification of Staff Accounting Bulletins – Topic 5: Miscellaneous Accounting A. Expenses of Offering’ (“SAB Topic 5”), public offering related costs, including legal fees, advisory and consulting fees, are deferred until consummation/completion of the proposed public offering. The Company has deferred $2,829,196 and $1,005,109 of related costs incurred towards the proposed public offering which are presented within current assets in the condensed consolidated balance sheets as at June 30, 2024 and December 31, 2023, respectively. Upon completion of the public offering contemplated herein, these amounts have been recorded as a reduction of stockholders’ equity as an offset against the proceeds of the offering.

Income Taxes

Income taxes are recorded in accordance with ASC 740, “Income Taxes” (“ASC 740”), which provides for deferred taxes using an asset and liability approach. We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We account for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, we recognize the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. We recognize any interest and penalties accrued related to unrecognized tax benefits as income tax expense.

SAFE and Convertible Notes

We account for the SAFE and convertible notes in accordance with the guidance in ASC 480, “Distinguishing Liabilities from Equity” and ASC 815-40, “Derivatives and Hedging,” whereby it is accounted for as a liability which requires initial and subsequent measurements at fair value. This liability is subject to re-measurement at each balance sheet date until a triggering event, equity financing, change in control or dissolution occurs, and any change in fair value is recognized in the Company’s unaudited condensed consolidated statements of operations. The fair value estimate includes significant inputs not observable in market, which represents a Level 3 measurement within the fair value hierarchy. The valuation uses probabilities considering pay-offs under various scenarios as follows: (i) an equity financing where the SAFE and convertible note will convert into certain preferred stock; (ii) a change in control where the SAFE and convertible note holders will have an option to receive a portion of the cash and other assets equal to the purchase amount; and (iii) a dissolution event where the SAFE and convertible note holders will be entitled to the purchase amount subject to liquidation priority. The value of the instrument is likely to vary significantly based on the probability of each of the conversion scenarios that occurs, and management will reassess such probability at each reporting period. These probabilities will ultimately be factored into the valuation of the instrument and will require third party valuation experts to assist in the determination of this value. The changes in value of the instrument could impact the unaudited condensed consolidated financial statements materially and therefore constitute a critical estimate.

Fair Value of Common Stock

Due to the absence of an active market for our common stock, and in accordance with the American Institute of Certified Public Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, the fair value of our common stock is estimated based on valuation carried out by third party appraisers and approved by our Board based on current available information and after exercising reasonable judgment. This estimate requires significant judgment and considers several factors, including:

●	independent third-party valuations of our common stock;
●	estimated probabilities of future liquidation scenarios;
●	projected future cash flows provided by management;
●	guideline public company information;
●	discount rates;
●	our actual operating and financial performance;
●	current business conditions and projections;
●	our stage of development;
●	U.S. and global capital markets conditions; and
●	expected volatility based on comparable public company stock performance over the time period being measured.

Probability weightings assigned to potential liquidity scenarios were based on management’s expected near-term and long-term funding requirements and assessment of the most attractive liquidation possibilities at the time of the valuation. In the most heavily weighted scenarios, the enterprise valuation was calculated using a valuation approach based on a combination of the guideline public company approach, an income approach analysis with an option pricing model and a cost approach, to determine the amount of aggregate equity value allocated to our common stock.

In all scenarios, a discount for lack of marketability (“DLOM”) was applied to arrive at a fair value of common shares. A DLOM accounts for the lack of marketability of shares that are not publicly traded.

Application of these approaches and methodologies involves the use of estimates, judgment and assumptions that are complex and subjective, such as those regarding our expected future revenue, expenses, operations and cash flows, discount rates, industry and economic outlook, and the probability of and timing associated with potential future events. Changes in any or all estimates and assumptions or the relationships between those assumptions impact our valuations as of each relevant valuation date and may have a material impact on the valuation of our common stock. Estimates of the fair value of the common stock are used in the measurement of stock-based compensation. Following the Business Combination, it will not be necessary to determine the fair value of our business as the Stardust Power Common Stock will be publicly traded.

Recent Accounting Pronouncements

See Note 2 to our unaudited condensed consolidated financial statements included elsewhere as an exhibit in the Report for additional details regarding recent accounting pronouncements.

Segment reporting

The Company reports segment information in the same way management internally organizes the business in assessing performance and making decisions regarding allocation of resources in accordance with ASC Topic 280, “Segment Reporting.” The Company has a single reportable operating segment which operates as a single business platform. In reaching this conclusion, management considered the definition of the Chief Operating Decision Maker (“CODM”), how the business is defined by the CODM, the nature of the information provided to the CODM, how the CODM uses such information to make operating decisions, and how resources and performance are accessed. The Company has a single, common management team and our cash flows are reported and reviewed with no distinct cash flows.

Related Party Transactions

The Company entered into a service agreement with VCP, an affiliate of Roshan Pujari, on March 16, 2023, for services associated with setting up a lithium refinery. VCP provides formation and organization structure advisory, capital market advisory, marketing advisory services and other consulting and advisory services with respect to the Company’s organization. Under the service agreement and subsequent amendments, VCP can be compensated for advisory services up to total of $1,050,000.

On March 16, 2023, the Company entered into a consulting agreement with 7636 Holdings LLC (“7636H LLC”), which was subsequently amended on April 1, 2023. The agreement primarily provides compensation for strategic, business, financial, operations and industry advisory services to the Company’s planned development of a lithium refinery operation.

For the period from March 16, 2023 (inception) to June 30, 2023, the Company incurred a total consulting expenses of $980,000 to VCP, $101,806 to 7636 Holdings LLC and $77,632 to VIKASA capital LLC. Other expenses that were incurred on behalf of the Company was $44,186, in aggregate, including $34,318 by VIKASA Capital LLC and $9,868 by VCP, respectively. During the three months ended June 30, 2023, the Company incurred a total consulting expenses of $895,000 to VCP, $90,000 to 7636 Holdings LLC and $67,281 to VIKASA capital LLC. Other expenses that were incurred on behalf of the Company was $22,406, in aggregate, including $13,818 by VIKASA Capital LLC and $8,588 by VCP, respectively. As of June 30, 2024 and December 31, 2023, no amounts were due to related parties of the Company.

During the period from March 16, 2023 (inception) through June 30, 2023, the Company entered into notes payable agreements for $1,000,000 with related parties, including $750,000 with Energy Transition Investors LLC, $160,000 with VIKASA Clean Energy I LP and $90,000 with Roshan Pujari. VIKASA Capital LLC facilitated the initial funding of the notes obtained on behalf of the related parties. The same notes were repaid during the period ended June 30, 2023.

Recent Events

See Note 12 to our unaudited condensed consolidated financial statements included elsewhere in this Report for additional details regarding subsequent events.

Stardust Power’s Risk Management Framework

Commodity Price Risk

Global commodity prices, especially for lithium hydroxide and, or lithium carbonate and other “battery metals” changes may impact the margins and produce less revenue or losses for the Company. Global lithium commodities market are still somewhat nascent and as the global supply chain changes this could impact the prices of commodities. The costs of lithium inputs could be affected as well further impacting margins and profitability. In order to address this risk, the Company is negotiating fixed price off take agreement with suppliers of raw material required. Also, we seek to enter into long-term partnerships to limit potential volatility in pricing. Additionally, in the future, we intend to enter into strategic partnerships that would create long term alignment with buyers.

While there has been significant recent softness and reduced demand in respect of EVs and a significant decrease in the price of lithium, we believe that the long-term prospects for both remain positive.

Global Demand and Product Pricing Risk

New supplies of lithium and the emergence of new refiners both here in the Unites States and globally, could impact the global supply chain and product prices. Existing companies may be seeking to increase their capacity to provide lithium products and new companies seek to bring capacity online further increasing supply. Other companies may seek to enter the market. Also, the demand for lithium may be impacted by emerging technologies and other battery chemistries that may decrease the reliance on lithium, and could result in reducing product prices. In order to address fluctuations in product price, and in lines with industry norms, the Company is intending to enter into 10-year long term sales contracts with EV manufacturers, whereby we expect to have a cap and floor pricing strategy, and both, customer and the Company, sharing the difference between actual price and cap or floor pricing. We may further limit chemistry risk by refining to lithium carbonate prior to potentially refining to lithium hydroxide so we can meet market demands for either product. We stay informed on current trends in battery chemistry to project market demand.

Insurance Risk

The nature of these risks is such that liabilities could exceed any applicable insurance policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure. The potential costs, which could be associated with any liabilities not covered by insurance or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our future earnings and competitive position and potentially our financial viability. We may limit insurance risk by being proactive in our policies for environmental impact and climate change impact. Through strict adherence to company protocols we may limit certain types of risk. Also, we intend to work only with best-in-class providers, who are adept at assessing various risks in our line of business adequately.

Strategic Risk

Strategic risk represents the risk associated with executive management failing to develop and execute on the appropriate strategic vision which demonstrates a commitment to our culture, leverages our core competencies, appropriately responds to external factors in the marketplace, and is in the best interests of our clients, employees, and members. By working with best-in-class partners and consultants who are industry experts, as well as by leveraging the knowledge of our senior executive team, we expect to be able to limit or address strategic risk and execution risk.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. Changes in these factors may cause fluctuations in our earnings and cash flows. We evaluate and manage exposure to the following risks. Failure to mitigate these risks could have a negative impact on revenue growth, gross margin and profitability.

Market Risk Framework

Market risk represents the risk of losses, or financial volatility, that may result from the change in value of our products due to fluctuations in its market price. The scope of our market risk management policies and procedures includes all market-sensitive data related to input and selling prices. We expect to be able to limit this risk by using third parties to finance acquisition of feedstock and logistics, as required. We may enter into long term arrangements for supply to limit impacts of market risk.

The Company’s different types of market risk include:

Interest Rate Risk

Interest rate risk represents the potential volatility from changes in market interest rates. We are exposed to interest rate risk arising from changes in the level and volatility of interest rates, changes in the slope of the yield curve, changes in credit spreads, and the rate of prepayments on our interest-earning assets (e.g., inventories) and our funding sources (e.g., short-term financing) which finance these assets. Project finance and loan facilities are a key component of our financing strategy. Volatility in the interest rate market could impede our plans for growth.

Liquidity Risk

Liquidity risk is the risk that we are unable to timely access necessary funding sources in order to operate our business, as well as the risk that we are unable to timely divest securities that we hold in connection with our sales and trading activities. The Company has been successful in equity financing in the past but there is no assurance that it will continue to be able to finance the Company with equity financing. The Company does not have substantial credit lines for financing the Company.

Credit Risk

Credit risk refers to the potential for loss due to the default or deterioration in credit quality of a counterparty, customer, borrower, or issuer. The nature and amount of credit risk depends on the type of transaction, the structure and duration of that transaction and the parties involved. Credit risk also results from an obligor’s failure to meet the terms of any contract with us or otherwise fail to perform as agreed. This may be reflected through issues such as settlement obligations or payment collections.

Operational Risk

The success of our plan requires us to be able to operationally deliver on the project plan and timelines as projected by management. In order to mitigate and control operational risk, we will develop policies and procedures that are designed to identify and manage operational risk at appropriate levels throughout the organization. We will also have business continuity plans in place that we believe will cover critical processes on a company-wide basis, and redundancies are built into our systems as we deem appropriate. These control mechanisms will be designed to ensure that operational policies and procedures are being followed and that our various businesses are operating within established corporate policies and limits. We are leveraging and intend to continue implementing established best practices for our industry to reduce operational risk.

Human Capital Risk

The success of our business is dependent upon the skills, expertise, industry knowledge and performance of our employees. Human capital risks represent the risks posed if we fail to attract and retain qualified individuals, particularly those having specialized technical knowledge in the exploration, extraction, and purification of brine from varying sources to produce battery grade lithium, and employees who are motivated to serve the best interests of our clients, thereby serving the best interests of our Company. Attracting and retaining employees depends, among other things, on our Company’s culture, management, work environment, geographic locations and compensation. There are risks associated with the proper recruitment, development and rewards of our employees to ensure quality performance and retention. We offer competitive compensation and benefits to retain human capital, intend to offer educational opportunities to allow advancement, and promote balance in work life conditions by offering hybrid work from home options.

Legal and Regulatory Risk

Legal and regulatory risk includes the risk of non-compliance with applicable legal and regulatory requirements and loss to our reputation we may suffer as a result of failure to comply with laws, regulations, rules, related self-regulatory organization standards and codes of conduct applicable to our business activities. We are generally subject to extensive regulation in the various jurisdictions in which we conduct our business. We are in the process of setting up procedures that are designed to ensure compliance with applicable statutory and regulatory requirements, such as public company reporting obligations, regulatory net capital requirements, sales practices, potential conflicts of interest, anti-money laundering, privacy and recordkeeping. We will also establish procedures that are designed to require that our policies relating to ethics and business conduct are followed.

Market Risk Exposure

Interest Rate Risk

As of June 30, 2024, the Company did not have any significant risk for changes in interest rates.

Credit Risk

We are subject to credit risk with respect to our cash balances for those amounts in excess of the FDIC insured amount of $250,000. The Company has only one financial banking institution.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations, other than its impact on the general economy. However, we are currently operating in a more volatile inflationary environment due to macroeconomic conditions and have limited data and experience doing so in our history, particularly as we continue to invest in growth in our business. The principal inflationary factor affecting our business is higher costs. Our inability or failure to address challenges relating to inflation could harm our business, financial condition, and results of operations.

Exhibit 99.3

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included in the Proxy Statement/ Prospectus. In this section, the historical financial information presented for GPAC II is for Stardust Power Inc. (F/K/A Global Partners Acquisition Corporation Inc. II) adjusted to give effect to the Business Combination, Material Events, and related transactions. The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

GPAC II is a blank check company incorporated in November 2020 as a Cayman Islands exempted company for the purpose of effecting an initial business combination. Stardust Power, which was incorporated on March 16, 2023, is a development stage lithium refinery, designed to foster energy independence in the United States. While Stardust Power has not earned any revenue yet, Stardust Power is in the process of developing a strategically central, vertically integrated lithium refinery capable of producing up to 50,000 tons per annum of battery- grade lithium.

The unaudited pro forma condensed combined financial statements give effect to the Business Combination, and other events contemplated by the Business Combination Agreement as described in this Current Report on Form 8-K. The unaudited pro forma condensed combined balance sheet as of June 30, 2024, combines the historical unaudited consolidated balance sheet of Stardust Power with the historical unaudited balance sheet of GPAC II on a pro forma basis as if the Business Combination, and the other events contemplated by the Business Combination Agreement, summarized below, had been consummated as of June 30, 2024. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023, combines the historical audited consolidated statement of operations of Stardust Power, from inception, March 16, 2023, to December 31, 2023, and the historical audited statement of operations of GPAC II for the year ended December 31, 2023, as if the business combination, and other events contemplated by the Business Combination Agreement had been consummated on January 1, 2023, the beginning of the earliest period presented. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2024, combines the historical unaudited consolidated statement of operations of Stardust Power, and the historical unaudited statement of operations of GPAC II for the six months ended June 30, 2024, as if the business combination, and other events contemplated by the Business Combination Agreement had been consummated on January 1, 2024, the beginning of the earliest period presented:

●	the merger of Stardust Power with and into the Second Merger Sub, a wholly owned subsidiary of GPAC II, with Stardust Power surviving the merger as a wholly owned subsidiary of GPAC II;

●	the conversion of 3,000,000 shares of GPAC II Class B Ordinary Shares into 3,000,000 shares of Combined Company Common Stock in connection with the Business Combination in accordance with terms of the Business Combination Agreement;

●	the conversion of $5,200,000 of outstanding SAFE into 138,393 shares of Stardust Power Common Stock value prior to conversion and subsequent conversion into 636,918 shares of Combined Company Common Stock in connection with the Business Combination in accordance with the Per Share Exchange Amount as defined in the Business Combination Agreement; and

●

the conversion of $2,100,000 in cash into 55,889 shares of Stardust Power Common Stock in accordance with the terms of the Convertible Equity Agreements and subsequent conversion into 257,215 shares of Combined Company Common Stock in connection with the Business Combination in accordance with the Per Share Exchange Amount as defined in the Business Combination Agreement.

●	the issuance of 1,077,541 shares of Stardust Power Common Stock in exchange for $10,075,000 of cash in accordance with the terms of the PIPE subscription agreement in connection with the Business Combination.

The unaudited pro forma condensed combined financial statements have been prepared to illustrate the effect of the Closing of the Business Combination and has been prepared for informational purposes only. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the Combined Company.

1

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes,:

●	audited historical financial statements of GPAC II as of and for the year ended December 31, 2023; included in Form 10-K filed with the SEC on March 19, 2024;

●	unaudited historical financial statements of GPAC II as of and for the six months ended June 30, 2024; included in the Form 10-Q filed with the SEC on August 14, 2024;

●	audited historical consolidated financial statements of Stardust Power for the period from March 16, 2023 (inception) through December 31, 2023; included in the registration statement on Form S-4/A filed with the SEC on May 8, 2024

●	unaudited historical financial statements of Stardust Power as of and for the six months ended June 30, 2024; set forth in Exhibit 99.2 hereto and is incorporated herein by reference and

●	other information relating to GPAC II and Stardust Power included in the registration statement on Form S-4/A filed with the SEC on May 8 2024, including the Business Combination Agreement and the description of certain terms thereof and the financial and operational condition of GPAC II and Stardust Power (see “Proposal No. 1—The Business Combination Proposal,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of GPAC II,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Stardust Power”).

Description of the Business Combination

On November 21, 2023, the Company entered into a business combination agreement (the “Business Combination Agreement”) with Global Partner Acquisition Corp II (“GPAC II”), a Cayman Islands exempted company, Strike Merger Sub I, Inc. (“First Merger Sub”), a Delaware corporation and direct wholly-owned subsidiary of GPAC II, Strike Merger Sub II (“Second Merger Sub”), LLC, a Delaware limited liability company and direct wholly-owned subsidiary of GPAC II.

On July 8, 2024, the Company completed the merger. GPAC II deregistered as a Cayman Islands exempted company and domesticated as a Delaware corporation. As per the Business Combination Agreement, First Merger Sub merged into the Company, with the Company being the surviving corporation. Following the First Merger, the Company merged into Second Merger Sub, with Second Merger Sub being the surviving entity. Upon the merger, GPAC II was renamed as Stardust Power Inc. (“the Combined Company”), with the ticker symbol “SDST”.

As per the Business Combination Agreement:

●	Each share of Stardust Power Common Stock issued and outstanding immediately prior to the first effective time converted into the right to receive the number of GPAC II common stock equal to the merger consideration divided by the number of shares of the Company fully-diluted stock.
●	Each outstanding Stardust Power Option, whether vested or unvested, automatically converted into an option to purchase a number of shares of GPAC II common stock equal to the number of shares of GPAC II Common Stock subject to such Stardust Power Option immediately prior to the first effective time multiplied by the per share consideration.

2

●	Each share of Stardust Power Restricted Stock outstanding immediately prior to the first effective time converted into a number of shares of GPAC II common stock equal to the number of shares of Stardust Power common stock subject to such Stardust Power restricted stock multiplied by the per share consideration.
●	Additionally, GPAC II will issue five million shares of GPAC II common stock to the holders of Stardust Power as additional merger consideration in the event that prior to the eighth (8th) anniversary of the closing of the Business Combination, the volume-weighted average price of GPAC II common stock is greater than or equal to $12.00 per share for a period of 20 trading days in any 30-trading day period or there is a change of control.
●	Immediately prior to the closing of the business combination, the SAFEs automatically converted into the 138,393 shares of common stock of Stardust Power.
●	Immediately prior to the closing of the business combination, the convertible notes automatically converted into 55,889 shares of common stock of the Stardust Power.
●	The Combined Company issued 1,077,541 shares of Combined Company Common Stock in exchange for $10,075,000 of cash in accordance with the terms of the Private Placement Agreement (PIPE) in connection with the Business Combination.

The Company’s basis of presentation within these unaudited condensed consolidated financial statements do not reflect any adjustments as a result of the Business Combination closing. The Business Combination will be accounted for as a reverse recapitalization. Under this method of accounting, GPAC II will be treated as the acquired company for financial statement reporting purposes

As previously announced, GPAC II and Stardust Power entered into the Business Combination Agreement, dated as of November 21, 2023, as amended by the Amendment No. 1 thereto, dated as of April 24, 2024, and Amendment No. 2 thereto, dated as of June 20, 2024 (as amended, the “Business Combination Agreement”). On January 12, 2024, in connection with the Business Combination, GPAC II first filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (No. 333-276510) (as amended, the “Registration Statement”) containing a joint proxy statement/consent solicitation statement/prospectus of GPAC II (such proxy statement/consent solicitation statement/prospectus in definitive form, the “Definitive Proxy Statement”), which Registration Statement was declared effective by the SEC on May 22, 2024, and GPAC commenced mailing the Definitive Proxy Statement, which was filed with the SEC on May 22, 2024.

As contemplated by the Merger Agreement and described in the section titled “Proposal No. I - The Business Combination ProposaI” of the Definitive Proxy Statement, the Closing of the Business Combination was effected on July 8, 2024. GPAC II changed its jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”), upon which GPAC II changed its name to “Stardust Power Inc.” prior to the closing of the below mentioned business combination. Pursuant to the Business Combination Agreement, the First Merger Sub was merged with and into Stardust Power, with Stardust Power being the surviving corporation (which is sometimes hereinafter referred to for the periods at and after the First Effective Time as the “Surviving Company”) following the First Merger and the separate corporate existence of First Merger Sub ceased. The First Merger was consummated in accordance with the Business Combination Agreement and the DGCL and evidenced by a certificate of merger, with such First Merger being consummated upon filing of the First Certificate of Merger. Promptly following the First Merger and as a part of the same overall transaction as the First Merger, the Surviving Company was merged with and into Second Merger Sub, with Second Merger Sub being the surviving entity (which is sometimes hereinafter referred to for the periods at and after the Second Effective Time as the “Surviving Entity”) and the separate corporate existence of the Surviving Company ceased. The Second Merger was consummated in accordance with the Business Combination Agreement, the DGCL and the DLLCA and evidenced by a certificate of merger, with such Second Merger being consummated upon filing of the Second Certificate of Merger. The effects of this merger and Domestication have been reflected in the Transaction Accounting Adjustments below, specifically adjustments C and D.

Immediately prior to the Closing of the Business Combination, $5,200,000 of outstanding SAFE Notes and $2,100,000 in Convertible Equity Agreements were converted into 138,393 and 55,889 shares of Stardust Power Common Stock, respectively, prior to conversion and subsequent conversion into 636,918 and 257,215 shares of Combined Company Common Stock, respectively, in connection with the Business Combination in accordance with the Per Share Exchange Amount as defined in the Business Combination Agreement.

3

In addition, concurrent to the consummation of the Business Combination, the $10,075,000 of PIPE proceeds was converted into 1,077,541 shares of Stardust Power Common Stock in accordance with the terms of the PIPE subscription agreement.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, each share of common stock of Stardust Power, par value $0.00001 per share (“Stardust Power Common Stock”), issued and outstanding immediately prior to the First Effective Time other than any Cancelled Shares and Dissenting Shares, were converted into the right to receive the number of shares of GPAC II Common Stock equal to the Merger Consideration (as defined below) divided by the number of shares of Company Fully-Diluted Stock (as defined below) (the “Per Share Consideration”). The Merger Consideration means the aggregate number of GPAC II Common Stock equal to (i) $447.50 million (subject to certain adjustments as set forth in the Business Combination Agreement, including with respect to certain transaction expenses and the cash and debt of Stardust Power) divided by (ii) $10.00. Company Fully-Diluted Stock means the sum of (without duplication) (x) the aggregate number of shares of Stardust Power Common Stock issued and outstanding immediately prior to the First Effective Time, including without limitation any restricted stock of Stardust Power whether vested or unvested (the “Stardust Power Restricted Stock”), plus (y) the aggregate number of shares of Stardust Power Common Stock issuable upon exercise of all vested and unvested options of Stardust Power (“Stardust Power Options”) as of immediately prior to the effective time of the First Merger but, for the avoidance of doubt, excluding any unissued Stardust Power Options, plus (z) the number of shares of Stardust Power Common Stock issuable upon the SAFE Conversion (as defined therein). Based on the above definition, each share of Stardust’ existing common stock was converted into approximately 4.60 shares of New Stardust Class A Common Stock. Additionally, each share of Stardust common stock will receive Earn Out Shares based on an exchange ratio of approximately 1:9 (the “Earn Out Exchange Amount”). The vesting of Earn Out Shares is contingent on the trading price of New Stardust Class A Common Stock exceeding certain trading price thresholds, as further described below.

In accordance with the terms and subject to the conditions of the Business Combination Agreement, (i) each outstanding Stardust Power Option, was automatically converted into an option to purchase a number of shares of Combined Company Common Stock equal to the number of shares of Combined Company Common Stock subject to such Stardust Power Option immediately prior to the First Effective Time multiplied by the Per Share Consideration at an exercise price per share equal to the exercise price per share of Stardust Power Common Stock divided by the Per Share Consideration, subject to certain adjustments (the “Exchanged Company Option”) and (ii) each share of Stardust Power Restricted Stock outstanding immediately prior to the First Effective Time was converted into a number of shares of GPAC II Common Stock equal to the number of shares of Stardust Power Common Stock subject to such Stardust Power Restricted Stock multiplied by the Per Share Consideration (rounded down to the nearest whole share) (the “Exchanged Company Restricted Common Stock”). Except as provided in the Business Combination Agreement, the terms and conditions (including vesting and exercisability terms, as applicable) shall continue as were applicable to the corresponding former Stardust Power Option and Stardust Power Restricted Common Stock, as applicable, immediately prior to the First Effective Time.

Additionally, holders of Stardust options and holders of Stardust restricted stock units will have the right to receive Earn Out options and RSUs respectively, with the number of Earn Out options and RSUs determined by multiplying the number of Stardust options and restricted stock units, respectively by the Earn Out Exchange Amount.

On May 22, 2024, GPAC II filed the Definitive Proxy Statement for the solicitation of proxies in connection with a special meeting (the “Business Combination Meeting”) to approve the Business Combination Agreement and the Business Combination contemplated thereby. The Business Combination Meeting was held on June 27, 2024, whereby GPAC II’s stockholders approved the Business Combination Agreement and the consummation of the transactions to effectuate the Closing of the Business Combination. In connection with the vote to approve the Business Combination Agreement and the Business Combination contemplated thereby, the holders of 1,657,158 shares of GPAC II’s Class A Ordinary shares exercised their right to redeem the shares for cash at an aggregate redemption price of $18.8 million, calculated using the actual redemption price of approximately $11.38 per share.

4

The following summarizes the pro forma Combined Company’s voting Ordinary Shares issued and outstanding immediately after the Closing of the Business Combination:

	Shares	%
Stardust Power rollover equity (2)(3)(4)	44,418,890	91.10%
Non-Redemption Shares	127,777	0.25%
GPAC II public shareholders(5)	137,427	0.28%
Sponsor(6)(7)	3,000,000	6.16%
PIPE	1,077,541	2.21%

Total Shares Outstanding	48,761,635	100%

(1)	The pro forma combined shares ownership outstanding immediately at the Closing of the Business Combination.

(2)	Includes nine shareholders, whose shares are not subject to lock-up or transfer restrictions.

(3)	Includes (i) 894,132 shares of GPAC II Common Stock issued in exchange for shares of Stardust Power Common Stock with the conversion of the SAFEs and Convertible Equity Agreements and (ii) 4,635,836 shares of GPAC II Common Stock issued in accordance with the Business Combination Agreement underlying the Exchanged Company Restricted Common Stock.

(4)	Excludes 5,000,000 Stardust Power Earnout Shares (as defined in the Business Combination Agreement).

(5)	Excludes 4,990,786 Public Warrants that shall convert automatically into a whole warrant exercisable for one share of Combined Company Common Stock.

(6)	Excludes 5,566,667 Private Placements Warrants that shall convert automatically into a whole warrant exercisable for one share of Combined Company Common Stock.

(7)	Excludes 1,000,000 Sponsor Earnout Shares. (as defined in the Business Combination Agreement)

Accounting Treatment of the Transaction

The business combination has been accounted for as a reverse recapitalization in accordance with U.S. GAAP because Stardust Power has been determined to be the accounting acquirer. Under this method of accounting, GPAC II, which is the legal acquirer, is treated as the accounting acquiree for financial reporting purposes and Stardust Power, which is the legal acquiree, is treated as the accounting acquirer for financial reporting purposes. Accordingly, the consolidated assets, liabilities and results of operations of Stardust Power has become the historical financial statements of the Post-Closing Company, and GPAC II’s assets, liabilities and results of operations has been consolidated with Stardust Power’s beginning on the Closing Date. For accounting purposes, the financial statements of the Combined Company represents a continuation of the financial statements of Stardust Power with the business combination being treated as the equivalent of Stardust Power issuing stock for the net assets of GPAC II, accompanied by a recapitalization. The net assets of GPAC II have been stated at historical cost and no goodwill or other intangible assets have been recorded. Operations prior to the Business Combination are presented as those of Stardust Power in future reports of the Combined Company.

Stardust Power was determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	Stardust Power shareholders have the majority voting interest in the Combined Company immediately after the Business Combination;

●	Stardust Power’s operations prior to the acquisition comprise the only ongoing operations of the Combined Company;

●	Stardust Power’s senior management comprise the senior management of the Combined Company;

●	The Combined Company assumed Stardust Power’s name; and

●	Stardust Power’s headquarters became the Combined Company’s headquarters.

Other factors were considered but they would not change the preponderance of factors indicating that Stardust Power is the accounting acquirer.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of the Combined Company following the completion of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

5

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2024

			Actual redemption
	Global Partner Acquisition Corp II	Stardust Power Inc.	Transaction Accounting Adjustment		Pro Forma Combined

ASSETS
Current assets
Cash	-	641,966	1,563,683	A,C	3,167,098
	-	-	(1,562,834)	F	-
	-	-	(7,550,717)	G	-
	-	-	10,075,000	J
Prepaid expenses and other current assets	405,000	3,055,879	(2,829,196)	H	631,683
Total current assets	405,000	3,697,845	(304,064)		3,798,781
Cash held in the trust account	1,531,000	-	(1,531,000)	A	-
Pre-acquisition land costs	-	835,219	(100,000)	K	735,219
Land	-	-	1,662,030	K	1,662,030
Non-current investment	-	105,884	-		105,884
Computer and equipment, net	-	8,883	-		8,883
Total assets	1,936,000	4,647,831	(273,034)		6,310,797

LIABILITIES, COMMITMENT AND CONTINGENCIES AND
STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable and other current liabilities	1,937,000	3,311,368	(3,923,258)	G,K	1,325,110
Promissory note – related party	755,000	-	(755,000)	F	-
Extension promissory notes – related party	3,372,000	-	(3,372,000)	F	-
Accrued liabilities	5,730,000	-	3,162,562	G	8,892,562
Short term loan	-	24,824	-		24,824
Current portion of early exercised shares option liability	-	3,889	-		3,889
Total current liabilities	11,794,000	3,340,081	(4,887,696)		10,246,385
Warrant liability	1,906,000	-	(5,658)	F	1,900,342
Deferred underwriting commission	10,500,000	-	(10,500,000)	E	-
SAFE notes	-	6,367,200	(6,367,200)	D	-
Convertible notes	-	2,571,400	-		-
	-	-	(2,571,400)	D	-
Other long-term liabilities	-	79,563	84,400	I	163,963
Total liabilities	24,200,000	12,358,244	(24,247,554)		12,310,690

Commitments and contingencies
Class A ordinary shares subject to possible redemption	1,531,000	-	32,683	A	-
			(1,563,683)	C
Stockholders’ equity (deficit)
Common stock	-	87	(87)	D	-
Preference shares	-	-	-		-
Class A ordinary shares	-	-	-	C	4,878
			300	C
			13	M
			4,442	D
			108	J
			15	L
Class B ordinary shares	1,000	-	(1,000)	C	-
Additional paid in capital	-	176,660	(23,796,000)	B	3,160,159
			1,564,383	C
			8,934,244	D
			10,500,000	E
			2,569,824	F
			(84,400)	I
			(5,227,990)	G
			(2,829,196)	H
			10,074,892	J
			(15)	L
			1,277,757	M
Accumulated other comprehensive income	-	-	-		-
Accumulated deficit	(23,796,000)	(7,887,160)	22,518,230	B,M	(9,164,930)

Total stockholders’ equity (deficit)	(23,795,000)	(7,710,413)	25,505,520		(5,999,893)
Total liabilities and stockholders’ equity (deficit)	1,936,000	4,647,831	(273,034)		6,310,797

6

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2023

		Stardust Power Inc.	Actual redemption
	Global Partner Acquisition Corp II	(Inception March 16, 2023 to December 31, 2023)	Transaction Accounting Adjustment		Pro Forma Combined

Revenue	-	-	-		-
General and administrative expenses	5,230,000	2,675,698	6,180,712	DD, FF	14,086,410
Settlement and release of liabilities	(2,961,000)	-	-		(2,961,000)
Income (loss) from operations	(2,269,000)	(2,675,698)	(6,180,712)		(11,125,410)

Other income (expense):
Income from cash and investments held in the trust account	2,278,000	-	(2,278,000)	AA	-
Write-off contingent warrants associated with shares redeemed	130,000	-	-		130,000
Change in fair value of warrant liability	-	-	(931,000)	CC	(931,000)
Change in fair value of SAFE instruments	-	(212,200)	212,200	BB	-
Change in fair value of equity notes	-	18,556	-		18,556
SAFE note issuance costs	-	(466,302)	-		(466,302)
Other transaction adjustments	-	(450,113)	2,564,355	EE	2,114,242
Depreciation	-	-	-		-
Interest expense	-	(7,828)	-		(7,828)
Net unrealized (loss) gain on available-for-sale securities	-	-	-		-
Total other income (expense)	2,408,000	(1,117,887)	(432,445)		857,668
Net income (loss)	139,000	(3,793,585)	(6,613,157)		(10,267,742)

Basic and diluted		$(0.43)
Net income per Class A ordinary share - basic and diluted	$0.01
Net income per Class B ordinary share - basic and diluted	$0.01
Pro forma weighted average shares outstanding basic and diluted					45,417,149
Pro forma basic and diluted net (loss) per share					$(0.23)

7

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six months Ended June 30, 2024

			Actual redemption
	Global Partner Acquisition Corp II	Stardust Power Inc. (Jan 1, 2024 to June 30, 2024)	Transaction Accounting Adjustment		Pro Forma Combined

Revenue	-	-	-		-
General and administrative expenses	3,553,000	2,502,425	3,114,331	DD, FF	9,169,756
Settlement and release of liabilities	-	-	-		-
Income (loss) from operations	(3,553,000)	(2,502,425)	(3,114,331)		(9,169,756)

Other income (expense):
Income from cash and investments held in the trust account	488,000	-	(488,000)	AA	-
Write-off contingent warrants associated with shares redeemed	-	-	-		-
Change in fair value of warrant liability	(1,569,000)	-	5,658	CC	(1,563,342)
Change in fair value of SAFE instruments	-	(955,000)	955,000	BB	-
Change in fair value of equity investments	-	(471,400)	-		(471,400)
SAFE note issuance costs	-	-	-		-
Other transaction adjustments	-	(2,078)	2,564,355	EE	2,562,277
Depreciation	-	-	-		-
Interest expense	-	(162,672)	-		(162,672)
Net unrealized (loss) gain on available-for-sale securities	-	-	-		-
Total other income (expense)	(1,081,000)	(1,591,150)	3,037,013		364,863
Net income (loss)	(4,634,000)	(4,093,575)	(77,318)		(8,804,893)

Basic and diluted		$(0.47)
Net income per Class A ordinary share - basic and diluted	$(0.49)
Net income per Class B ordinary share - basic and diluted	$(0.49)
Pro forma weighted average shares outstanding basic and diluted					45,417,149
Pro forma basic and diluted net (loss) per share					$(0.19)

8

1.	Basis of Presentation

The Business Combination has been accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, GPAC II, who is the legal acquirer, is treated as the accounting acquiree for financial reporting purposes and Stardust Power, which is the legal acquiree, is treated as the accounting acquirer for financial reporting purposes.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by final rule, Release No. 33—10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”. Release No. 33—10786 replaces existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and the option to present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management Adjustments”). Management has elected not to present Management Adjustment’s and has only presented Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The pro forma adjustments reflecting the completion of the business combination and related transactions are based on currently available information and assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to management at the current time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

They should be read in conjunction with the historical financial statements and notes thereto of GPAC II and Stardust Power.

2.	Accounting Policies

Management is undertaking a comprehensive review of GPAC II’s and Stardust Power’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Combined Company. Based on its initial analysis, management did not identify differences that would have a material impact on the unaudited pro forma condensed combined financial information.

3.	Transaction Accounting and Material Event Adjustments

Transaction Accounting and Material Event Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2024

A.	Reflects the reclassification of $1,563,683 of cash held in trust account, after reversal of redemptions of 2,877 shares at $11.38 per share, post June 30, 2024.

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B.	Reflects the reclassification of GPAC II’s historical accumulated deficit into additional paid-in capital as part of the reverse recapitalization.

C.	Reflects the exercise of GPAC II Shareholders redemption rights, the Class A Ordinary Shares. It amounts to 1,657,158 shares, of Class A Ordinary Shares redeemed for cash by GPAC II Shareholders, $18,860,466 respectively have been paid out in cash at a price of $11.38, and subsequently 137,427 Class A shares converted in to Combined Company Common Stock reflected as an adjustment to Class A Combined Company common Stock of $11.38 (to present the par value) and additional paid in capital ( the balance impact).

For the remaining 3.5 million Class B Sponsor shares which are forfeited per the terms of the Transaction, an adjustment of $350 to additional paid-in capital has been recorded to present the impact of the forfeiture. All remaining Class B shares is converted in to Combined Company Common Stock reflected as an adjustment to Class A Combined Company common Stock of $300 (to present the par value) and additional paid in capital ( the balance impact).

D.	Reflects the conversion and exchange of Stardust Power’s common stock, including the conversion of the SAFE and convertible Notes, into Combined Company Common Stock upon Closing.

E.	Reflects the waiver of the $10,500,000 of deferred underwriting commission previously included in GPAC II’s historical financial statements. See, “Information about GPAC II—Waiver of Deferred Underwriting Fees” in the registration statement on Form S-4/A filed with SEC on May 8 2024 for more information.

F.	Reflects the settlement of the GPAC II related party promissory notes of $4,127,189 at Closing per the terms whereby loans made by the Sponsor or any of its affiliates to GPAC II in an amount of $1,562,834 will be repaid in cash, with the balance being waived. The entry also reflects the impact of 5,658 related to the revaluation of the Private Placement warrants presented in historical financial statements to present them at current fair value of warrants of $0.18 per warrant, with the corresponding impact booked to additional paid in capital.

G.	Reflects the impact of an aggregate of approximately $12,778,707 of estimated legal, financial advisory and other professional fees related to the Business Combination. The costs of the Business Combination related to the legal, financial advisory, accounting, and other professional fees of approximately $12,778,707 is reflected as an adjustment to cash of $7,550,717, accrued liabilities (net of payment of additional liabilities set up of $5,227,990), other current liabilities of $2,065,429 for costs accrued in historical financial statements, $5,485,288 for amounts presented as accounts payable in historical financial statements with a corresponding offset to APIC of $5,227,990 to reflect the deferral of transaction costs directly related to this merger.

H.	Reflects the reclassification of an aggregate of approximately $2,829,196 of estimated legal, financial advisory and other professional fees related to the Business Combination, currently reflected from prepaid and other current assets to APIC of $2,829,196 to reflect the deferral of transaction costs directly related to this merger.

I.	Reflects the impact of the adjustment to reflect the estimated fair value of the Sponsor Earnout Shares liability of $84,400.

J.	Reflects the receipt of $10,075,000 of PIPE proceeds resulting in issuance of 1,077,541 shares with the corresponding impact of $108 in combined company common stock and the balance impact being booked to APIC.

K.	Reflects the impact of the agreement to purchase the land for the refinery site for an additional $1,562,030, with a corresponding impact to accounts payable that is expected to be paid out from the cash balance that the Company would have on hand at year end. Further this also reflects the reclassification of the advance paid for this land, currently presented as pre-acquisition land costs, to the long- lived asset.

L.	Reflects issuance of 150,000 shares of common stock post-closing of the transaction to advisors (bankers) for their services.

M.	Reflects the issuance of the number of shares of Combined Company Common Stock, as consideration for the Non-Redemption Agreements (“NRA”) agreeing not to redeem or to reverse any redemption demands previously submitted in connection with the 2024 Extension Amendment Proposal, that will convert into an aggregate of 127,777 of the Combined Company at a fair value of $10.00 per share after the Closing for a total of $1,277,770. The shares are fully vested, nonforfeitable equity instruments upon issuance to NRA Stockholders and in connection with the January NRA that included no further obligation after entering into the NRA. Stardust Power recognized the issuance of the Combined Company Common Stock as general & administrative expense in accordance with ASC 718-10.

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Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2023

AA.	Reflects the elimination of interest income related to the Trust Account, as the trust account is closed on closing of the Business Combination.

BB.	Reflects the adjustment to the fair valuation impact of SAFE notes, as it has been converted on closing of the Business Combination.

CC.	Reflects the adjustment for revaluation of 10,566,602 Public and Private Placement Warrants presented in GPAC II historical financial statements.

DD.	Reflects the issuance of the number of shares of Combined Company Common Stock, as consideration for the Non-Redemption Agreements (“NRA”) agreeing not to redeem or to reverse any redemption demands previously submitted in connection with the 2024 Extension Amendment Proposal, that will convert into an aggregate of 127,777 of the Combined Company at a fair value of $10.00 per share after the Closing as if the Business Combination is considered effective on January 1, 2023 for a total expense of $1,277,770. The shares are fully vested, nonforfeitable equity instruments upon issuance to NRA Stockholders and in connection with the January NRA that included no further obligation after entering into the NRA. Stardust Power recognized the issuance of the Combined Company Common Stock as general & administrative expense in accordance with ASC 718-10

EE.	Reflects the adjustment for forgiveness of related party notes

FF.	Reflects additional transaction costs of $4.9 million incurred by GPAC

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2024

AA.	Reflects the elimination of interest income related to the Trust Account, as the trust account is closed as of the Closing of the Business Combination.

BB.	Reflects the adjustment to the fair valuation impact of SAFE and convertible notes, as it has been converted upon the Closing the Business Combination.

CC.	Reflects the adjustment for revaluation of 10,557,453 Public and Private Placement Warrants presented in GPAC II historical financial statements.

DD.	Reflects the issuance of the number of shares of Combined Company Common Stock, as consideration for the Non-Redemption Agreements (“NRA”) agreeing not to redeem or to reverse any redemption demands previously submitted in connection with the 2024 Extension Amendment Proposal, that will convert into an aggregate of 127,777 of the Combined Company at a fair value of $10.00 per share after the Closing as if the Business Combination is considered effective on January 1, 2023 for a total expense of $1,277,770. The shares are fully vested, nonforfeitable equity instruments upon issuance to NRA Stockholders and in connection with the January NRA that included no further obligation after entering into the NRA. Stardust Power recognized the issuance of the Combined Company Common Stock as general & administrative expense in accordance with ASC 718-10

EE.	Reflects the adjustment for forgiveness of related party notes

FF.	Reflects additional transaction costs of $1.8 million incurred by GPAC.

4.	Loss per Share

The table below illustrates the net loss per share attributable to common stockholders calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the

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Business Combination, assuming the shares were outstanding since January 1, 2023. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entire period presented.

The unaudited pro forma condensed combined financial information has been prepared for the year ended December 31, 2023, and six months ended June 30, 2024:

	From March 16, 2023 (Inception) to December 31, 2023	Six months ended June 30, 2024

Pro forma net loss	$(10,267,742)	$(8,804,893)
Weighted-average shares outstanding	45,417,149	45,417,149
Pro forma net loss per share, basic and diluted	$(0.23)	$(0.19)
Pro forma weighted-average shares calculation, basic and diluted:
Stardust Power rollover equity(1)	41,074,404	41,074,404
Non-Redemption Shares	127,777	127,777
GPAC II Public shareholders	137,427	137,427
PIPE Investors	1,077,541	1,077,541
Sponsor	3,000,000	3,000,000
	45,417,149	45,417,149

The following outstanding shares of the Combined Company were excluded from the computation of pro forma diluted net loss per share because including them would have had an antidilutive effect for the year ended December 31, 2023, and six months ended June 30, 2024:

	From March 16, 2023 (Inception) to December 31, 2023	Six months ended June 30, 2024
Public warrants	4,999,935	4,990,786
Private placement warrants	5,566,667	5,566,667
Stardust Power earnout shares	5,000,000	5,000,000
Excluded Stardust Power rollover equity	3,344,486	3,344,486
Sponsor earnout shares	1,000,000	1,000,000
Other Shareholders	150,000	150,000

	20,061,088	20,051,939

(1)	Stardust Power rollover equity adjusted for 3,344,486 unvested shares, which relates to early exercised shares, which although considered an issued share and considered as part of the shares issued to Stardust shareholders, is not considered as an issued share for EPS computation purposes under ASC 260-10 and hence excluded from the calculation.

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